    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 15, 1996

                                                 REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                          AMYLIN PHARMACEUTICALS, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                   DELAWARE                                     33-026609
         (STATE OR OTHER JURISDICTION                        (I.R.S. EMPLOYER
      OF INCORPORATION OR ORGANIZATION)                   IDENTIFICATION NUMBER)

                            9373 TOWNE CENTRE DRIVE
                          SAN DIEGO, CALIFORNIA 92121
                                 (619) 552-2200
   (ADDRESS, INCLUDING ZIP CODE AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------

                               RICHARD M. HAUGEN
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                          AMYLIN PHARMACEUTICALS, INC.
                            9373 TOWNE CENTRE DRIVE
                          SAN DIEGO, CALIFORNIA 92121
                                 (619) 552-2200
 (NAME, ADDRESS, INCLUDING ZIP CODE AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)
                            ------------------------

                                   COPIES TO:

             THOMAS A. COLL, ESQ.                            ALAN DEAN, ESQ.
              COOLEY GODWARD LLP                          DAVIS POLK & WARDWELL
       4365 EXECUTIVE DRIVE, SUITE 1100                    450 LEXINGTON AVENUE
             SAN DIEGO, CA 92121                            NEW YORK, NY 10017
                (619) 550-6000                                (212) 450-4000

                            ------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
As soon as practicable after the effective date of this Registration Statement.

    If any of the securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

                        CALCULATION OF REGISTRATION FEE
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------
                                                                     PROPOSED
                                                    PROPOSED         MAXIMUM
                                   AMOUNT           MAXIMUM         AGGREGATE        AMOUNT OF
    TITLE OF EACH CLASS OF         TO BE         OFFERING PRICE      OFFERING       REGISTRATION
 SECURITIES TO BE REGISTERED    REGISTERED(1)     PER SHARE(2)       PRICE(2)           FEE
--------------------------------------------------------------------------------------------------
Common Stock, $.001 par
  value....................... 1,725,000 shares     $12.9375       $22,317,188         $6,763
--------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------

(1) Includes 225,000 shares that the Underwriters have the option to purchase solely to cover over-allotments, if any.

(2) Estimated in accordance with Rule 457(c) solely for the purpose of computing the amount of the registration fee based on the average of the high and low prices of the Registrant's Common Stock as reported on The Nasdaq National Market on October 10, 1996.

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT THAT SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

     Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

                 Subject to Completion, Dated October 15, 1996
PROSPECTUS
                                1,500,000 SHARES

                                      LOGO

                                  COMMON STOCK

                          ---------------------------

     All of the 1,500,000 shares of Common Stock offered hereby are being sold by Amylin Pharmaceuticals, Inc. ("AMYLIN" or the "Company"). The Company's Common Stock is quoted on the Nasdaq National Market under the symbol "AMLN." On October 11, 1996, the last reported sale price for the Company's Common Stock on the Nasdaq National Market was $13.00. See "Price Range of Common Stock."

     Johnson & Johnson Development Corporation, one of the Company's collaborative partners and an existing stockholder, has committed to purchase an aggregate of $15,000,000 of shares of Common Stock in a private placement at the public offering price (estimated to be 1,153,846 shares assuming a public offering price of $13.00 per share) (the "Johnson & Johnson Shares"). The sale of the Johnson & Johnson Shares by the Company will not be registered in this Offering, and such shares will be purchased upon the closing of this Offering. See "Business -- Johnson & Johnson Collaboration" and "Underwriting."

     At the request of the Company, the Underwriters have reserved $900,000 of the shares offered hereby (estimated to be 69,230 shares assuming a public offering price of $13.00 per share) for sale at the public offering price to directors and executive officers of the Company. See "Underwriting."

     THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS," BEGINNING ON PAGE 6.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
   EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
     SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
       PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
          REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

----------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------
                                                 Price to        Underwriting Discounts      Proceeds to
                                                  Public           and Commissions(1)         Company(2)
----------------------------------------------------------------------------------------------------------
Per Share................................           $                      $                      $
----------------------------------------------------------------------------------------------------------
Total(3).................................      $                      $                      $
----------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------

(1) For information regarding indemnification of the Underwriters, see "Underwriting."
(2) Before deducting expenses of the Offering payable by the Company, estimated at $250,000.
(3) The Company has granted the Underwriters an option, exercisable within 30 days from the date hereof, to purchase up to 225,000 additional shares of Common Stock on the same terms as set forth above, solely to cover over-allotments, if any. If such option is exercised in full, the total
    Price to Public will be $          , the Underwriting Discounts and
    Commissions will be $          and the Proceeds to the Company will be
    $          . Including the Johnson & Johnson Shares, the total Proceeds to
    Company will be $          , or $          if the Underwriters
    over-allotment option is exercised in full. See "Underwriting."

                          ---------------------------

     The shares of Common Stock offered by the Underwriters are subject to prior sale, receipt and acceptance by them and subject to the right of the Underwriters to reject any order in whole or in part and to certain other conditions. It is expected that delivery of such shares will be made through the offices of UBS Securities LLC, 299 Park Avenue, New York, New York, on or about
                , 1996.
                          ---------------------------
UBS SECURITIES
                 HAMBRECHT & QUIST
                                           VECTOR SECURITIES INTERNATIONAL, INC.
October    , 1996

                                      LOGO

                          PRODUCT DEVELOPMENT PIPELINE

PRAMLINTIDE AS AN ADJUNCT TO INSULIN
 Injectable in vials
 Injectable in vials, suitable for mixing
  with insulin in syringes
 Injectable in cartridges, single
  cartridge pen injector
 Injectable in cartridges, dual cartridge
  pen injector (with insulin)
 Buccal, in lozenge form
 Pulmonary, for inhalation
 Nasal, for inhalation
 Jet injector, for injection without
  needles
 Transdermal, by iontophoresis patch
 Oral, non-peptide

PRAMLINTIDE AS PRIMARY THERAPY
 Improved glucose control in Type II
  diabetic patients unresponsive
  to oral hypoglycemic agents and who are
  not using insulin therapy

NON-AMYLIN METABOLIC TARGETS
 Exendin: for glucose control in diabetes
 GLP-1: for glucose control in diabetes
 Modulation of fat metabolism

DEFINITIONS:

- DISCOVERY: Activities aimed at discovering novel ligands, receptors or otherwise biologically active molecules that can be targeted to intervene in disease processes.

- SELECTION: Activities aimed at designing and screening for potential drug candidates.

- VALIDATION: Activities aimed at demonstrating in whole animal models relevant therapeutic effects of potential drug candidates.

- DELIVERY: Activities aimed at developing chemical and mechanical systems for administering drug candidates to patients.

- PRECLINICAL: Activities aimed at filing an Investigational New Drug application to permit initiation of human clinical trials, including pharmacokinetic studies and preclinical toxicology.

- PHASE I: Activities aimed at demonstrating short-term safety and tolerability of a drug candidate in human volunteers.

- PHASE II: Activities aimed at demonstrating relevant therapeutic effects of a drug candidate in patients with disease.

- PHASE III: Activities aimed at establishing for a drug candidate statistical proof of therapeutic efficacy, long-term safety, tolerability, compliance with Good Manufacturing Practices, labeling and marketing claims, and contents of regulatory filings.

- REGISTRATION: Activities aimed at preparing for market launch while awaiting regulatory approval to market a drug candidate.

- MARKETING: Activities aimed at commercializing a drug following regulatory approval.

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

     IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS OR THEIR AFFILIATES MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON THE NASDAQ NATIONAL MARKET, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE IN ACCORDANCE WITH RULE 10B-6A UNDER THE SECURITIES EXCHANGE ACT OF 1934. SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and financial statements including the notes thereto contained elsewhere in this Prospectus or incorporated herein by reference. This Prospectus contains forward-looking statements that involve risks and uncertainties. The Company's actual results may differ materially from the results discussed in the forward-looking statements. Factors that could cause or contribute to such differences include, without limitation, those discussed in the sections entitled "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business," as well as those discussed elsewhere in this Prospectus or incorporated herein by reference. Unless otherwise indicated, all information in this Prospectus assumes that the Underwriters' over-allotment option is not exercised. As used in this Prospectus, references to "Johnson & Johnson" include Johnson & Johnson and its wholly-owned subsidiaries LifeScan, Inc. and Johnson & Johnson Development Corporation, or any one of such entities.

                                  THE COMPANY

     Amylin Pharmaceuticals, Inc. ("AMYLIN" or the "Company") is focused on developing novel therapeutics for treating people with diabetes and other metabolic disorders. The Company is conducting a series of Phase III clinical trials of its lead drug candidate, pramlintide, which is being developed to improve glucose control in people with Type I (juvenile-onset) and Type II (maturity-onset) diabetes who use insulin, a patient population estimated by the Company to comprise 7 million people in major pharmaceutical markets. In June 1995, AMYLIN entered into a worldwide collaboration with Johnson & Johnson to develop and commercialize pramlintide. In August 1996, the Company achieved the first milestone in the collaboration when, based upon an administrative interim review of three-month glycated hemoglobin ("HbA1c") data from the first two, one-year Phase III clinical trials, Johnson & Johnson decided to continue the collaboration. By the closing of this Offering, Johnson & Johnson will have made payments to AMYLIN totaling $80.0 million. In addition, Johnson & Johnson has committed to provide significant, additional financial support for the development and commercialization of pramlintide, subject to the terms of its agreement with the Company. Assuming successful Phase III clinical trials, the Company plans to apply for marketing approval of pramlintide in North America and Europe by the end of 1998. Any profits or losses from the collaboration will be shared equally between AMYLIN and Johnson & Johnson. Since its inception, the Company has spent almost $200 million building its integrated drug discovery and development expertise, and, with its lead drug candidate now well advanced in clinical development, AMYLIN is broadening its research to develop new drug targets for treating metabolic disorders, including diabetes, obesity and dyslipidemia.

     Diabetes is a major global health problem which is inadequately treated by available drugs. The hallmark of diabetes is excessively high blood glucose, and the estimated seven million people with diabetes in the major pharmaceutical markets rely on insulin therapy to help control their blood glucose. However, most people with diabetes cannot maintain their blood glucose concentrations near the normal range with insulin alone. Even modest improvements in glucose control can result in significant reductions in the risk of degenerative complications such as blindness, kidney failure and nerve damage. In addition, many authorities believe that abnormally high blood glucose concentrations play a role in the development of heart disease. Consequently, the Company believes that a new drug which could safely help people with diabetes improve their glucose control would be of great therapeutic benefit.

     Pramlintide is an analog of human amylin, a hormone which in healthy individuals is believed to work in concert with insulin in controlling glucose metabolism. Amylin secretion is missing or deficient in many people with diabetes, an abnormality which the Company believes contributes to poor glucose control, especially after eating. To test whether replacing the actions of amylin, along with insulin, could be beneficial compared to the use of insulin alone, the Company has conducted extensive preclinical and clinical studies of pramlintide, including 18 Phase I and II clinical trials involving over 1,000 people with diabetes who use insulin. The results to date are encouraging: in seven-out-of-seven Phase II studies assessing glucose control, pramlintide caused a statistically significant and clinically relevant reduction in blood glucose. These studies evaluated a progression of different endpoint assessments of glucose control including reduction in post-meal glucose concentrations, 24-hour average glucose concentrations and fructosamine concentrations. Fructosamine is a surrogate marker which reflects average glucose concentrations over the two-to-three weeks prior to testing. To date, pramlintide has been well tolerated at anticipated therapeutic doses and there have been no clinically important safety concerns.

     The principal endpoint for the Company's Phase III clinical trials of pramlintide is a reduction in HbA1c. HbA1c is a widely accepted, chemically measured index of glucose control which closely correlates with 24-hour average blood glucose concentrations, according to several published medical studies. Also, changes in fructosamine have been reported to mirror subsequent changes in HbA1c when the improvement in glucose control is maintained over time. Consequently, assuming the short-term glucose-lowering results demonstrated in the Phase II studies translate into long-term efficacy as evidenced by a safe, clinically relevant and statistically significant reduction in HbA1c in Phase III trials, the Company believes pramlintide should be approvable as a drug to improve glucose control in people with diabetes who need insulin therapy.

     Johnson & Johnson's ongoing financial commitment to AMYLIN under the pramlintide collaboration includes the funding of 50% of development costs and 100% of pre-launch marketing costs (AMYLIN's one-half share to be repaid over time from future profits), as well as milestone payments, license fees, equity investments, and a loan facility for use in certain circumstances. The Company will apply all of the license fees, any cash milestone payments and 50% of the proceeds from Johnson & Johnson's equity investments towards its share of pramlintide development expenses. AMYLIN continues to lead the global development and registration of pramlintide and, if marketing approval is obtained, Johnson & Johnson will take the lead in commercialization.

     A continuing priority of the Company is to expand the potential use of pramlintide by improving the convenience of drug administration and researching potential additional indications. AMYLIN plans to launch pramlintide in pre-filled cartridges for use in specially designed pen injectors. As part of its Phase III trials, AMYLIN is conducting studies to confirm that the most popular formulations of insulin can be mixed with pramlintide in the same syringe just prior to injection. The Company is also researching the possibility of dual cartridge injector pens (for injecting insulin and pramlintide simultaneously) and non-needle routes of administration, including buccal (in lozenge form), pulmonary (for inhalation), transdermal (by patch), nasal and jet injector. The Company also is examining whether pramlintide can safely and effectively control post-meal blood glucose concentrations in people with Type II diabetes who are unresponsive to oral hypoglycemic agents and who are not using insulin therapy.

     In addition, AMYLIN is broadening its research base beyond the study of amylin to include research of new drug targets for treating metabolic disorders, including diabetes, obesity and dyslipidemia (a condition characterized by unhealthy levels of cholesterol and triglycerides). The Company's experience and expertise gained in exploring the biology and chemistry of amylin and several amylin-related compounds in clinical testing is directly applicable in these efforts. For example, AMYLIN has acquired exclusive rights to certain patents and patent applications relating to exendin (a newly discovered compound derived from the venom of the Gila monster lizard) and glucagon-related peptide (GLP-1), which the Company plans to evaluate as potential new diabetes therapies. The Company is also in discussions with other third parties to collaborate on new technologies and/or in-license other metabolic compounds.

     The Company was incorporated in Delaware in September 1987. Unless the context otherwise requires, "AMYLIN" and the "Company" refer to Amylin Pharmaceuticals, Inc., a Delaware corporation, and its European subsidiary, Amylin Europe Limited. The Company's executive offices are located at 9373 Towne Centre Drive, San Diego, California 92121, and its telephone number is (619) 552-2200.

                                  THE OFFERING

Common Stock Offered by the Company...........  1,500,000 shares
Johnson & Johnson Shares......................  1,153,846 shares(1)
Common Stock Outstanding after this
  Offering....................................  30,851,198 shares(2)
Use of Proceeds...............................  To fund Phase III development of pramlintide, research and development, and other general
                                                corporate purposes.
Nasdaq National Market Symbol.................  AMLN

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                    (in thousands, except per share amounts)

                                                                                                SIX MONTHS ENDED
                                                  YEARS ENDED DECEMBER 31,                          JUNE 30,
                                  --------------------------------------------------------    --------------------
                                    1991        1992        1993        1994        1995        1995        1996
                                  --------    --------    --------    --------    --------    --------    --------
CONSOLIDATED STATEMENT OF
  OPERATIONS DATA:
Revenues under collaborative
  agreements....................  $    167    $    667    $    667    $    500    $ 17,045    $  9,066    $ 10,730
Expenses:
  Research and development......     7,532      15,368      18,988      30,255      39,337      20,023      25,791
  General and administrative....     2,013       2,834       4,387       6,383       8,318       4,133       4,275
                                   -------    --------    --------    --------    --------    --------    --------
                                     9,545      18,202      23,375      36,638      47,655      24,156      30,066
Net interest income.............       261       2,612       2,195       1,637       1,341         313         999
                                   -------    --------    --------    --------    --------    --------    --------
Net loss........................  $ (9,117)   $(14,923)   $(20,513)   $(34,501)   $(29,269)   $(14,777)   $(18,337)
                                   =======    ========    ========    ========    ========    ========    ========
Net loss per share..............  $  (0.76)   $  (0.87)   $  (1.15)   $  (1.71)   $  (1.23)   $  (0.69)   $  (0.65)
                                   =======    ========    ========    ========    ========    ========    ========
Shares used in computing net
  loss per share................    12,029      17,111      17,867      20,185      23,854      21,490      28,084

                                                                                      JUNE 30, 1996
                                                                                --------------------------
                                                                                 ACTUAL     AS ADJUSTED(3)
                                                                                ---------   --------------
CONSOLIDATED BALANCE SHEET DATA:
Cash, cash equivalents and short-term investments.............................  $  39,552     $   79,710
Working capital...............................................................     27,896         68,054
Total assets..................................................................     48,501         88,659
Notes payable and obligation under capital leases, less current portion.......      3,702          3,702
Accumulated deficit...........................................................   (135,655)      (128,655)
Total stockholders' equity....................................................     31,942         72,100

---------------

(1) Concurrent with this Offering, the Company is selling $15.0 million of shares of Common Stock (1,153,846 shares, based on an assumed public offering price of $13.00 per share) to Johnson & Johnson at the public offering price. The sale of the Johnson & Johnson Shares by the Company will not be registered in this Offering.

(2) Based on shares of Common Stock outstanding as of June 30, 1996 and assuming the issuance of the Johnson & Johnson Shares. Excludes 6,991,951 shares reserved for issuance under the Company's stock option plans, of which 4,658,636 shares of Common Stock were subject to outstanding options as of June 30, 1996 at a weighted average exercise price of $6.44 per share. See "Capitalization."

(3) Adjusted to give effect to the receipt of the net proceeds from the sale of the 1,500,000 shares of Common Stock offered hereby (at an assumed public offering price of $13.00 per share and after deduction of estimated underwriting discounts and commissions and estimated expenses payable by the Company in connection with the Offering), and the sale of the Johnson & Johnson Shares. Also adjusted to give effect to the receipt of a $7.0 million milestone-related payment from Johnson & Johnson in August 1996. Does not include the receipt of a $7.4 million advance in development funding from Johnson & Johnson in September 1996.

                                  RISK FACTORS

     Prospective investors in the shares of Common Stock offered hereby should carefully consider the following risk factors, in addition to the other information appearing in this Prospectus.

     The discussion in this Prospectus contains forward-looking statements that involve risks and uncertainties. The Company's actual results could differ materially from the results discussed in the forward-looking statements. Factors that could cause or contribute to such differences include, without limitation, those discussed in the sections entitled "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business," as well as those discussed elsewhere in this Prospectus or incorporated herein by reference.

     Technological Uncertainty; Reliance on Single Drug Candidate in Clinical Development. All of the Company's products are in research or development, and no revenues have been generated from product sales. To date, the Company's resources have been dedicated primarily to the research and development of potential pharmaceutical products relating to the amylin hormone to treat metabolic disorders. The physiology of fuel metabolism is highly complex, and the causes of metabolic disorders, such as diabetes, are not fully known. Although preclinical and Phase II clinical data support the Company's belief that amylin plays an important role in the regulation of metabolism, there can be no assurance that the Company's theories are correct or that its product candidates will be effective in the treatment of metabolic disorders. While the Company has conducted Phase II dose ranging and preliminary efficacy studies of pramlintide up to one month in duration, results obtained in preclinical and early clinical studies are not necessarily indicative of results that will be obtained during Phase III clinical testing.

     Pramlintide is the only product candidate that the Company currently has in human clinical studies. The Company's research and development programs other than pramlintide are at an early stage. Any additional product candidates will require significant research, development, preclinical and clinical testing, regulatory approval and commitments of resources prior to commercialization. There can be no assurance that the Company's research will lead to the discovery of any additional product candidates or that pramlintide or any such potential products will be successfully developed, prove to be safe and efficacious in clinical trials, meet applicable regulatory standards, be produced in commercial quantities at acceptable costs or be marketed successfully. If pramlintide does not successfully complete clinical testing and meet applicable regulatory requirements or is not successfully marketed, the Company may not have the financial resources to continue research and development of other product candidates. See "Business -- Pramlintide: The Drug Candidate" and "-- Other Research and Development Activities."

     Reliance on Johnson & Johnson. The Company is dependent on future payments from Johnson & Johnson to continue the development and commercialization of pramlintide. The Company will apply all of the license fees and cash milestone payments and at least 50% of the proceeds from Johnson & Johnson's equity investments towards the Company's share of pramlintide development expenses. Under the collaboration agreement between Johnson & Johnson and the Company, Johnson & Johnson has primary responsibility for commercializing pramlintide. There can be no assurance that Johnson & Johnson will be able to establish effective sales and distribution capabilities or be successful in gaining market acceptance for pramlintide or that Johnson & Johnson will devote sufficient resources to the commercialization of pramlintide. If Johnson & Johnson desires to discontinue the collaboration, it can terminate the collaboration agreement with the Company, subject to notice of six months. Johnson & Johnson's financial and other obligations would continue during the six-month period following the receipt of any such termination notice. In addition, Johnson & Johnson has the right to terminate the collaboration agreement at any time based on material safety or tolerability issues. If Johnson & Johnson were to discontinue its financial support, the Company might not be able to continue the pramlintide development program, and the Company's financial condition would be materially adversely affected. If adequate funds were not available from other sources, the Company would be required to implement a restructuring plan and to delay, scale-back or eliminate one or more of its research or development programs. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" and "Business -- Johnson & Johnson Collaboration."

     Uncertainty Associated with Clinical Trials; Government Regulation. Prior to marketing, any drug developed by the Company must undergo rigorous preclinical and clinical testing and an extensive regulatory approval process mandated by the United States Food and Drug Administration ("FDA") and equivalent foreign authorities. Subject to compliance with applicable regulations, the Company plans to undertake extensive clinical testing to demonstrate optimal dose, safety and efficacy for its product candidates. The Company has initiated adequate and well controlled Phase III efficacy studies on the Company's first product candidate, pramlintide. In the Phase III studies, the Company is testing whether treatment with pramlintide along with insulin can lower glycated hemoglobin (HbA1c), a widely accepted, chemically measured index of glucose control that is indicative of the risk of degenerative complications. HbA1c reflects average blood-glucose concentrations over the previous three- to four-month period and is a primary endpoint in the Company's Phase III studies. Although medical studies show a correlation between reductions in 24-hour average glucose concentrations, reductions in fructosamine, and lowering HbA1c there can be no assurance that Phase II clinical results with pramlintide showing reductions in 24-hour average glucose and fructosamine concentrations will translate into sustainable improvements in HbA1c levels in the Phase III efficacy studies. Further testing of pramlintide and the Company's other product candidates in research or development may reveal undesirable and unintended side effects or other characteristics that may prevent or limit their commercial use. The Company or applicable regulatory authorities may suspend clinical trials at any time if the subjects or patients participating in such trials are being exposed to unacceptable health risks. There can be no assurance that the Company will not encounter problems in clinical trials which will cause the Company or such regulatory authorities to delay or suspend clinical trials. In addition, there can be no assurance that any of the Company's products will obtain regulatory approval for any indication. In August 1996, AMYLIN and Johnson & Johnson conducted an administrative interim review of three-month data from AMYLIN'S first two, one-year Phase III clinical trials. Based on the administrative interim review, Johnson & Johnson decided to continue its collaboration with the Company. In compliance with FDA guidelines, the data that was the subject of the administrative interim review may not be disclosed. There can be no assurance that such data will ultimately support the marketing approval of pramlintide as a drug for the treatment of diabetes. Products, if any, resulting from AMYLIN's research and development programs are not expected to be commercially available for a number of years.

     The time required for completing such clinical testing and obtaining such regulatory approvals is uncertain and approval itself may not be obtained. In addition, delays or rejections may be encountered based upon FDA regulatory review of each submitted New Drug Application ("NDA") and changes in FDA policies during the period of product development. Similar delays may also be encountered in other countries. There can be no assurance that, even after such time and expenditures, regulatory approval will be obtained for any products developed by the Company. Moreover, prior to receiving regulatory approval to market its products, the Company may have to demonstrate that its products represent improved forms of treatment over existing therapies. If regulatory approval of a product is granted, such approval may be subject to limitations on the indicated uses for which the product may be marketed. Further, even if such regulatory approval is obtained, a marketed product, its manufacturers and its manufacturing facilities are subject to continual review and periodic inspections and later discovery of previously unknown problems with a product, manufacturer or facility may result in restrictions on such product or manufacturer, including withdrawal of the product from the market. See
"Business -- Pramlintide: The Drug Candidate" and "-- Government Regulation."

     History of Operating Losses. The Company has experienced significant operating losses since its inception in 1987. As of June 30, 1996, the Company had an accumulated deficit of approximately $135.7 million. The Company expects to incur significant additional operating losses over the next several years. Substantially all of the Company's revenues to date have been derived from development funding, license fees and milestone payments under collaborative agreements and from interest income. To date, the Company has not received any revenues from product sales. To achieve profitable operations, the Company, alone or with others such as Johnson & Johnson, must successfully develop, manufacture, obtain required regulatory approvals and market its products.

     Future Capital Needs; Uncertainty of Additional Funding. The Company's future capital requirements will depend on many factors, including continuation of the collaboration with Johnson & Johnson, scientific progress in its research and development programs, the magnitude of these programs, progress with preclinical and clinical trials, the time and costs involved in obtaining regulatory approvals, the costs involved in preparing, filing, prosecuting, maintaining and enforcing patents, competing technological and market developments, changes in collaborative relationships, the ability of the Company to establish research, development and commercialization arrangements pertaining to its non-pramlintide related programs, and the costs of manufacturing scale-up. AMYLIN anticipates that its existing available cash, interest income from cash investments, future payments by and loan facilities from Johnson & Johnson, and the proceeds from this Offering and the sale of the Johnson & Johnson Shares will be adequate to satisfy the Company's capital requirements through 1998. Although Johnson & Johnson's various payments to AMYLIN should be sufficient to fund the substantial portion of the Company's 50% share of pramlintide development, the Company may elect to raise additional funds to pay for its share of such development and for other corporate purposes. There can be no assurance that additional financing will be available on acceptable terms or at all.

     Patents and Proprietary Rights. The Company's success will depend in part on its ability to obtain patent protection for its products and technologies both in the United States and other countries. The patent positions of biotechnology and pharmaceutical companies can be highly uncertain and involve complex legal and factual questions. As of September 30, 1996, the Company held rights to 22 issued U.S. patents. Of these issued patents, 17 are owned by AMYLIN and five are licensed exclusively to AMYLIN. In addition, AMYLIN owns or has exclusive rights to 28 patent applications pending with the U.S. Patent and Trademark Office (the "U.S. PTO"). The Company intends to file additional applications as appropriate for patents covering both its products and processes. Generally, it is the Company's policy to file foreign counterparts in countries with significant pharmaceutical markets. The Company has filed foreign counterparts of certain of its issued and pending applications in many countries. There can be no assurance that patents will issue from any of these applications or, if patents do issue, that claims allowed on issued patents will be sufficient to protect the Company's technology. In addition, there can be no assurance that patents issued to the Company will not be challenged, invalidated or circumvented or that the rights granted thereunder will provide proprietary protection or commercial advantage to the Company.

     Since patent applications in the United States are maintained in secrecy until patents issue and since publication of discoveries in the scientific or patent literature often lag behind actual discoveries, the Company cannot be certain that it was the first to make the inventions covered by each of its pending patent applications or that it was the first to file patent applications for such inventions. In the event that a third party has also filed a patent for any of its inventions, the Company may have to participate in interference proceedings declared by the U.S. PTO to determine priority of invention, which could result in substantial cost to the Company, even if the eventual outcome is favorable to the Company. There can be no assurance that the Company's patents, if issued, would be held valid by a court of competent jurisdiction. There can be no assurance that the Company will not be obliged to defend itself in court against allegations of infringement of third-party patents. An adverse outcome in such a suit could subject the Company to significant liabilities to third parties, require disputed rights to be licensed from third parties or require the Company to cease using such technology.

     The Company has received letters from a third party asserting that pramlintide is covered by a patent which the Company has licensed from such third party. The third party claims to be entitled to 50% of any sublicensing fees received from Johnson & Johnson pursuant to the Collaboration Agreement (defined elsewhere herein), as well as a future running royalty as specified in the license agreement. The Company believes that these assertions are without merit and will vigorously defend against any claims related to the foregoing, should any such claims be brought. The third party has been informed that the Company does not agree with its assertions and that no such sublicensing moneys have been received from Johnson & Johnson, which is not a sublicensee under the third party's patent.

     If patents are issued to other companies that contain competitive or conflicting claims and such claims are ultimately determined to be valid, there can be no assurance that the Company would be able to obtain licenses to these patents at a reasonable cost or be able to develop or obtain alternative technology.

     In order to protect its proprietary technology and processes, AMYLIN also relies in part on confidentiality agreements with its corporate partners, employees, consultants, outside scientific collaborators and sponsored researchers and other advisors. There can be no assurance that these agreements will not be breached, that the Company will have adequate remedies for any breach or that the Company's trade secrets will not otherwise become known or be independently discovered by competitors. See
"Business -- Johnson & Johnson Collaboration" and "-- Patents, Proprietary Rights, and Licenses."

     Competition; Technological Change. Other products are currently in development or exist in the market that may compete directly with the products that the Company is seeking to develop and market. Various products are available to treat Type II diabetes, including sulfonylureas, metformin, acarbose and other compounds. In addition, several companies are researching various approaches to improve treatments for Type I and Type II diabetes. There can be no assurance that the Company's products, even if successfully tested and developed, will have sufficient advantages over existing products to cause health care professionals to adopt them over such other products or that the Company's products will offer an economically feasible alternative to such existing products.

     The Company is engaged in a rapidly developing field. A number of companies are pursuing the development of novel pharmaceuticals which target the same diseases that AMYLIN is targeting. These companies include biotechnology and pharmaceutical companies. It is expected that the number of companies seeking to develop products and therapies for the treatment of diabetes and other metabolic disorders will increase. There can be no assurance that other products and therapies will not be developed that will either render the Company's proposed products obsolete or that will have advantages that will significantly outweigh the advantages of the products and therapies that the Company is seeking to develop.

     Many of the Company's competitors have substantially greater financial, technical and human resources than the Company. In addition, many of these competitors have significantly greater experience than the Company in undertaking preclinical testing and human clinical trials of new pharmaceutical products and in obtaining regulatory approvals of human therapeutic products. Accordingly, the Company's competitors may succeed in obtaining FDA approval for products more rapidly than the Company. Furthermore, if the Company is permitted to commence commercial sales of products, it may also be competing with respect to manufacturing efficiency and marketing capabilities, areas in which it has limited or no experience. See "Business -- Competition."

     Reliance on Third-Party Manufacturers; Manufacture of Pramlintide in Commercial Quantities. The manufacturing of sufficient quantities of new drugs is a time consuming and complex process. The Company currently has no facilities for the manufacture of clinical trial or commercial supplies of pramlintide. The Company currently relies on third parties to manufacture pramlintide for preclinical testing and clinical trials. Pramlintide has not yet been manufactured on a commercial scale. Under the terms of the collaboration agreement with Johnson & Johnson, the Company is responsible for arranging for the manufacture of pramlintide during the development phase, while Johnson & Johnson is responsible for manufacturing during the commercialization phase. All manufacturing facilities must comply with applicable regulations of the FDA. No assurance can be given that the Company, together with Johnson & Johnson, will be able to make the transition to commercial production. The Company has established a quality control and quality assurance program, including a set of standard operating procedures and specifications, designed to ensure that the Company's products are manufactured in accordance with current good manufacturing practices ("GMP") and other applicable domestic and foreign regulations. However, the Company is dependent upon contract manufacturers and Johnson & Johnson to comply reliably with such procedures and regulations. There can be no assurance that these manufacturers will meet the Company's requirements for quality, quantity or timeliness. See "Business -- Manufacturing."

     Attraction and Retention of Key Employees and Consultants. The Company is highly dependent on the principal members of its scientific and management staff, the loss of whose services might impede the achievement of research and development objectives. Recruiting and retaining qualified scientific personnel to perform research and development work in the future will also be critical to the Company's success. Although the Company believes it will be successful in attracting and retaining skilled and experienced scientific personnel, there can be no assurance that the Company will be able to attract and retain such personnel on acceptable terms given the competition between numerous pharmaceutical and biotechnology companies, universities and other research institutions for experienced scientists and management personnel. In California, an initiative referred to as Proposition 211 has been placed on the state ballot for the November 5, 1996 election. Approval of Proposition 211 would result in certain changes in California law that would, among other things, restrict a company's ability to indemnify its directors and executive officers and would effect other changes in the standard of liability, procedure and remedies in securities litigation. If Proposition 211 is approved, the Company may not be able to indemnify its directors and executive officers in all circumstances in which it currently provides indemnification and, as a result, the ability of the Company to attract and retain directors and executive officers may be materially adversely affected.

     The Company does not maintain "key person" insurance on any of its employees. In addition, the Company relies on consultants and advisors, including its scientific and clinical advisors, to assist the Company in formulating its research and development strategy. All of the Company's consultants and advisors are employed by employers other than the Company and have commitments to or consulting or advisory contracts with other entities that may limit their availability to the Company.

     Absence of Sales and Marketing Organization. The Company has limited experience in market development and no experience in sales, marketing or distribution. To market any of its products directly, the Company must obtain access to marketing and sales forces with technical expertise and with supporting distribution capability. To this end, the Company has entered into a collaboration agreement with Johnson & Johnson which provides that Johnson & Johnson will have primary responsibility for commercialization of pramlintide. There can be no assurance that Johnson & Johnson or the Company will establish adequate sales and distribution capabilities or be successful in gaining market acceptance for products.

     Uncertainty of Pharmaceutical Pricing and Reimbursement; Health Care Reform. AMYLIN's ability to commercialize its products successfully will depend in part on the extent to which reimbursement for the cost of such products and related treatments will be available from government health administration authorities, private health insurers and other organizations. The levels of revenues and profitability of pharmaceutical companies may be affected by the continuing efforts of governmental and third-party payors to contain or reduce the costs of health care through various means. For example, in certain foreign markets pricing or profitability of prescription pharmaceuticals is subject to government control. In the United States, there have been, and the Company expects that there will continue to be, a number of federal and state proposals to implement similar government control. In addition, both in the United States and elsewhere, sales of prescription pharmaceuticals are dependent in part on the availability of reimbursement from third-party payors, such as government and private insurance plans. Third-party payors are increasingly challenging the prices charged for medical products and services. If the Company and Johnson & Johnson succeed in bringing pramlintide to the market, there can be no assurance that it will be considered cost effective and that reimbursement will be available or will be sufficient to allow the Company and Johnson & Johnson to sell pramlintide on a competitive basis. This could have a material adverse effect on the Company's business.

     Product Liability and Insurance. The Company's business exposes it to potential product liability risks which are inherent in the testing, manufacturing and marketing of human therapeutic products. Although the Company currently has product liability insurance, there can be no assurance that it will be able to maintain such insurance on acceptable terms or that insurance will provide adequate coverage against potential liabilities.

     Hazardous Materials. The Company's research and development involves the controlled use of hazardous materials, chemicals and various radioactive compounds. Although the Company believes that its safety procedures for handling and disposing of such materials comply with the standards prescribed by state and federal regulations, the risk of accidental contamination or injury from these materials cannot be eliminated. In the event of such an accident, others may seek to hold the Company liable for any damages that result and any such liability could exceed the resources of the Company.

     Volatility of Stock Price. The market prices for securities of biopharmaceutical and biotechnology companies, including AMYLIN, have historically been highly volatile, and the market from time to time has experienced significant price and volume fluctuations that are unrelated to the operating performance of such companies. Factors such as fluctuation in the Company's operating results, announcements of technological innovations or new commercial therapeutic products by the Company or its competitors, clinical trial results, governmental policy or regulation, developments in patent or other proprietary rights, developments in the Company's relationships with Johnson & Johnson or future collaborative partners, public concern as to the safety of drugs developed by the Company and general market conditions may have a significant effect on the market price of the Common Stock.

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of the 1,500,000 shares of Common Stock offered by the Company hereby (the "Offering") are estimated to be approximately $18.2 million ($20.9 million if the Underwriters' over-allotment option is exercised in full), assuming a public offering price of $13.00 per share and after deduction of underwriting discounts and commissions and estimated expenses payable by the Company in connection with the Offering. In addition, the net proceeds to the Company from the sale of the Johnson & Johnson Shares will be $15.0 million. The combined net proceeds to the Company from this Offering and the sale of the Johnson & Johnson Shares are estimated to be $33.2 million ($35.9 million if the Underwriters' over-allotment option is exercised in full), assuming a public offering price of $13.00 per share and after deduction of underwriting discounts and commissions and estimated expenses payable by the Company.

     The Company intends to use the combined net proceeds of this Offering and the sale of the Johnson & Johnson Shares for expanded development of pramlintide, including the Phase III efficacy studies, and for the expansion of its other research and development programs and other general corporate purposes. To the extent that clinical trials progress as planned, the Company's research and development expenses will include costs of supplying materials for and conducting pramlintide clinical trials, expanding the potential use and indications for pramlintide, further exploring amylin biology and continuing to broaden its research base to investigate new drug targets for the treatment of metabolic disorders, including diabetes (such as exendin and GLP-1), obesity and dyslipidemia. The amounts actually expended for each purpose may vary significantly depending on numerous factors, including the progress of the Company's research and development programs, the results of preclinical and clinical studies, the timing of regulatory submissions and approvals, if any, technological advances, determinations as to commercial potential of the Company's compounds and the status of competitive products. Expenditures will also depend upon the continued participation of Johnson & Johnson in the collaboration agreement, the availability of additional sources of funds, the establishment of collaborative arrangements with other companies, and other factors. The Company anticipates that its existing available cash, interest income from cash investments, financial payments by and loan facilities from Johnson & Johnson, and the proceeds of this Offering and the sale of the Johnson & Johnson Shares will be adequate to satisfy the Company's activities through 1998.

     In addition, the Company may also use a portion of such proceeds to acquire or invest in businesses, products and/or technologies that it considers complementary to those of the Company. No portion of such proceeds has been allocated for any specific acquisition.

     Pending such uses, the Company will invest the net proceeds in investment-grade, interest-bearing marketable securities.

                          PRICE RANGE OF COMMON STOCK

     The Company's Common Stock is traded on the Nasdaq National Market under the symbol "AMLN." The following table sets forth, for the periods indicated, the intra-day high and low sales prices per share of Common Stock on the Nasdaq National Market:

                                                                              HIGH       LOW
                                                                             ------     ------
     1996
     Fourth Quarter (through October 11, 1996).............................  $$13.75    $11.13
     Third Quarter.........................................................   14.50       7.00
     Second Quarter........................................................   13.00       9.00
     First Quarter.........................................................   14.38       8.88
     1995
     Fourth Quarter........................................................  $ 9.63     $ 6.00
     Third Quarter.........................................................    9.50       6.25
     Second Quarter........................................................    9.00       3.50
     First Quarter.........................................................    6.50       4.25
     1994
     Fourth Quarter........................................................  $ 8.50     $ 4.75
     Third Quarter.........................................................    8.75       5.75
     Second Quarter........................................................   12.50       5.75
     First Quarter.........................................................   15.25      10.00

     The last reported sale price of the Common Stock on the Nasdaq National Market on October 11, 1996 was $13.00. As of September 30, 1996, there were approximately 904 stockholders of record of the Company's Common Stock.

                                DIVIDEND POLICY

     The Company has never declared or paid any cash dividends on its capital stock. The Company currently intends to retain any future earnings for funding growth and, therefore, does not anticipate paying any cash dividends in the foreseeable future.

                                 CAPITALIZATION

     The following table sets forth at June 30, 1996 the actual capitalization of the Company and the capitalization as adjusted to reflect (i) the receipt of the estimated net proceeds from the sale of the 1,500,000 shares of Common Stock being offered by the Company hereby (at an assumed public offering price of $13.00 per share and after deduction of estimated underwriting discounts and commissions and estimated expenses payable by the Company in connection with the Offering), (ii) the concurrent sale of the Johnson & Johnson Shares (at an assumed price of $13.00 per share) and (iii) the receipt of a $7.0 million milestone-related payment from Johnson & Johnson in August 1996.

                                                                             JUNE 30, 1996
                                                                       -------------------------
                                                                        ACTUAL       AS ADJUSTED
                                                                       ---------     -----------
                                                                            (IN THOUSANDS)
Note payable, less current portion...................................  $   3,168      $   3,168
Obligation under capital lease, less current portion.................        534            534
Stockholders' equity:
  Preferred stock, $.001 par value; 7,500,000 shares authorized; no
     shares issued or outstanding....................................         --             --
  Common stock, $.001 par value; 50,000,000 shares authorized;
     28,197,352 shares issued and outstanding; and 30,851,198 shares
     to be outstanding as adjusted (1)...............................         28             31
  Additional paid-in capital.........................................    167,575        200,730
  Accumulated deficit................................................   (135,655)      (128,655)
  Unrealized (gains) losses on short-term investments................         (6)            (6)
                                                                         -------      ---------
     Total stockholders' equity......................................     31,942         72,100
                                                                         -------      ---------
       Total capitalization..........................................  $  35,644      $  75,802
                                                                         =======      =========

---------------

(1) Excludes 6,991,951 shares reserved for issuance under the Company's stock option plans, of which 4,658,636 shares were subject to outstanding options as of June 30, 1996 at a weighted average exercise price of $6.44 per share.

                                    DILUTION

     The pro forma net tangible book value of the Company's Common Stock at June 30, 1996, after giving effect to the sale of the Johnson & Johnson Shares, was $45.6 million or $1.55 per share of Common Stock. Pro forma net tangible book value per share represents the amount of the Company's total tangible assets after giving effect to the sale of the Johnson & Johnson Shares less total liabilities divided by the number of shares of Common Stock outstanding plus the Johnson & Johnson Shares. After giving effect to the sale by the Company of the 1,500,000 shares of Common Stock offered hereby (based upon an assumed offering price of $13.00 per share and after deducting estimated underwriting discounts and commissions and estimated offering expenses), the adjusted pro forma net tangible book value of the Company at June 30, 1996 would have been $63.7 million or $2.06 per share, representing an immediate increase of $.51 per share to existing stockholders and an immediate dilution of $10.94 per share to new investors.

     The following table illustrates this dilution to new investors:

     Assumed public offering price per share(1).............................            $13.00
          Pro forma net tangible book value per share as of June 30, 1996...  $1.55
          Increase in pro forma net tangible book value per share
           attributable to new investors....................................    .51
                                                                              -----
     Adjusted pro forma net tangible book value per share after this
      Offering..............................................................              2.06
                                                                                        ------
     Dilution per share to new investors....................................            $10.94
                                                                                        ======

---------------

(1) Before deduction of underwriting discounts and commissions and estimated expenses payable by the Company in connection with the Offering.

     The preceding table assumes no exercise of any outstanding options to purchase Common Stock. At June 30, 1996, there were 4,658,636 shares of Common Stock issuable upon exercise of outstanding options with a weighted average exercise price of $6.44 per share. To the extent outstanding options are exercised, there will be further dilution in net tangible book value per share of Common Stock to new investors.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The selected consolidated financial data set forth below with respect to the Company's consolidated statements of operations for each of the years in the three-year period ended December 31, 1995 and with respect to the consolidated balance sheets at December 31, 1994 and 1995, are derived from the consolidated financial statements that have been audited by Ernst & Young LLP, independent auditors, which are incorporated by reference in this Prospectus and are qualified by reference to such financial statements and the notes related thereto. The consolidated balance sheet data at December 31, 1991, 1992 and 1993, and the consolidated statement of operations data for the years ended December 31, 1991 and 1992 are derived from audited financial statements not incorporated by reference in this Prospectus. The consolidated statement of operations for the six months ended June 30, 1995 and 1996 and the consolidated balance sheet data at June 30, 1996 are derived from unaudited consolidated financial statements incorporated by reference in this Prospectus. The unaudited financial statements include all adjustments, consisting only of normal recurring adjustments, which the Company considers necessary for a fair presentation of the financial position and the results of operations for these periods. Operating results for the six months ended June 30, 1996 are not necessarily indicative of the results that may be expected for the entire year ending December 31, 1996. The data should be read in conjunction with the consolidated financial statements, related notes and other financial information incorporated by reference herein.

                                                                                               SIX MONTHS ENDED
                                              YEARS ENDED DECEMBER 31,                             JUNE 30,
                            ------------------------------------------------------------     ---------------------
                              1991         1992         1993         1994         1995         1995         1996
                            --------     --------     --------     --------     --------     --------     --------
                                                   (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
CONSOLIDATED STATEMENT OF
  OPERATIONS DATA:
Revenues under
  collaborative
  agreements............... $    167     $    667     $    667     $    500     $ 17,045     $  9,066     $ 10,730
Expenses:
  Research and
    development............    7,532       15,368       18,988       30,255       39,337       20,023       25,791
  General and
    administrative.........    2,013        2,834        4,387        6,383        8,318        4,133        4,275
                            ---------    ---------    ---------    ---------    ---------    ---------    ---------
                               9,545       18,202       23,375       36,638       47,655       24,156       30,066
Net interest income........      261        2,612        2,195        1,637        1,341          313          999
                            ---------    ---------    ---------    ---------    ---------    ---------    ---------
Net loss................... $ (9,117)    $(14,923)    $(20,513)    $(34,501)    $(29,269)    $(14,777)    $(18,337)
                            =========    =========    =========    =========    =========    =========    =========
Net loss per share......... $  (0.76)    $  (0.87)    $  (1.15)    $  (1.71)    $  (1.23)    $  (0.69)    $  (0.65)
                            =========    =========    =========    =========    =========    =========    =========
Shares used in computing
  net loss per share.......   12,029       17,111       17,867       20,185       23,854       21,490       28,084

                                                                DECEMBER 31,
                                          ---------------------------------------------------------    JUNE 30,
                                            1991        1992        1993        1994        1995         1996
                                          --------    --------    --------    --------    ---------    ---------
                                                                      (IN THOUSANDS)
CONSOLIDATED BALANCE SHEET DATA:
Cash, cash equivalents and short-term
  investments............................ $  9,142    $ 54,331    $ 56,250    $ 29,149    $  53,521    $  39,552
Working capital..........................    8,325      52,773      54,435      26,209       45,268       27,896
Total assets.............................   13,028      57,823      62,029      37,306       61,949       48,501
Note payable, less current portion.......       --          --          --         964        1,671        3,168
Obligation under capital leases, less
  current portion........................    1,115         720         819       1,213          759          534
Accumulated deficit......................  (18,113)    (33,035)    (53,548)    (88,049)    (117,318)    (135,655)
Total stockholders' equity...............    8,530      53,866      58,162      30,869       49,755       31,942

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion of the financial condition and results of operations of the Company should be read in conjunction with the consolidated financial statements and the related notes thereto incorporated by reference herein. The discussion in this Prospectus contains forward-looking statements that involve risks and uncertainties. The Company's actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to such differences include, without limitation, those discussed in the sections entitled "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business," as well as those discussed elsewhere in this Prospectus or incorporated herein by reference.

OVERVIEW

     Since its inception in September 1987, AMYLIN has devoted substantially all of its resources to its research and development programs and has expended almost $200 million to this end through September 30, 1996. Substantially all of the Company's revenues to date have been derived from fees and expense reimbursements under collaborative agreements and from interest income. AMYLIN has not received any revenues from the sale of products. The Company has been unprofitable since its inception and expects to incur additional operating losses for the next several years. As of June 30, 1996, the Company's accumulated deficit was approximately $135.7 million.

     In June 1995, AMYLIN and Johnson & Johnson entered into a worldwide collaboration to develop and commercialize pramlintide. By the closing of this Offering, Johnson & Johnson will have made payments to AMYLIN totaling $80.0 million. These payments primarily included the payment of one-half of the pramlintide development costs through the date of this Offering, the purchase of $15.0 million of Common Stock in 1995 and $15.0 million of Common Stock in conjunction with this Offering, a license fee and certain milestone and option fee payments.

RESULTS OF OPERATIONS

  SIX MONTHS ENDED JUNE 30, 1996

     Revenue

     The Company had $10.7 million of revenue for the six month periods ended June 30, 1996 as compared to $9.1 million for the same period in 1995. The revenues recognized in 1996 and 1995 were related to the Company's collaboration with Johnson & Johnson. 1996 revenues were comprised of Johnson & Johnson's one-half share of collaboration development expenses incurred by AMYLIN in the first half of the year. 1995 revenues were comprised of Johnson & Johnson's one-half share of collaboration development expenses incurred by AMYLIN in the second quarter of 1995 along with a license fee which was paid at the signing of the agreements.

     Operating Expenses

     For the six months ended June 30, 1996, operating expenses increased to $30.1 million from $24.2 million for the same period in 1995.

     Research and development expenses for the six months ended June 30, 1996 increased to $25.8 million from $20.0 million for the same period in 1995. The increase in these expenditures was primarily due to the costs of expanding pramlintide clinical development efforts. Several other factors also contributed to this increase, including increased staffing, expanded product development efforts and increased facilities expenditures.

     General and administrative expenses for the six months ended June 30, 1996 increased to $4.3 million from $4.1 million for the same period in 1995. The increase for the six month period was primarily related to expanded pramlintide market development efforts in conjunction with the Company's collaboration with Johnson & Johnson.

     Other Income and Expense

     Interest and other income is principally comprised of interest income from investment of the Company's cash reserves. Interest and other income increased to $1.2 million for the six months ended June 30, 1996 from $0.5 million for the same period in 1995. The increase in interest and other income was primarily due to higher average cash reserves available for investment for the six months ended June 30, 1996 as compared to the same period in 1995.

     Interest and other expense is principally comprised of interest expense resulting from long-term debt obligations. Debt financing has been utilized by the Company to acquire laboratory and other equipment and to fund tenant improvements to the Company's facilities. In addition, in accordance with the terms of the Company's collaborative agreement with Johnson & Johnson, Johnson & Johnson has advanced AMYLIN's share of pramlintide pre-launch marketing expenses incurred since the date of the collaboration, to be repaid with interest over time out of AMYLIN's share of future pramlintide profits, if any. Interest and other expense increased to approximately $171,000 for the six months ended June 30, 1996 from approximately $161,000 for the same period in 1995. The increase in interest and other expense is reflective of an overall higher long-term debt balance during the first half of 1996 as compared to 1995.

     Net Loss

     The Company incurred a net loss of $18.3 million for the six months ended June 30, 1996 as compared to $14.8 million for the six months ended June 30, 1995. The 1996 increase in the net loss was primarily related to increased pramlintide clinical development efforts.

     AMYLIN expects to incur substantial operating losses over the next several years due to continuing and increasing expenses associated with its research and development programs, including preclinical and clinical testing of multiple product candidates, and related general and administrative support. Operating losses may fluctuate from quarter to quarter as a result of differences in the timing of expenses incurred and revenues recognized.

LIQUIDITY AND CAPITAL RESOURCES

     Since its inception, AMYLIN has financed its operations primarily through private placements of preferred stock, sales of Common Stock, its collaboration with Johnson & Johnson, and operating and capital lease obligations.

     In June 1995, the Company and Johnson & Johnson entered into a worldwide collaboration agreement for the development and commercialization of pramlintide, a diabetes drug candidate currently in Phase III clinical trials. In conjunction with the collaboration agreement, the Company also entered into a Stock Purchase Agreement and a Loan Agreement with Johnson & Johnson.

     As of June 30, 1996, Johnson & Johnson has made various financial payments to the Company totaling $50.5 million. These payments primarily include a license fee, the purchase of $15.0 million of the Company's Common Stock in 1995, and payment of one-half of the pramlintide development costs.

     In August 1996, the Company achieved the first milestone in the collaboration when, based upon an administrative interim review of three-month data from the first two, one-year Phase III clinical trials, Johnson & Johnson decided to continue the collaboration. As a result, Johnson & Johnson is making additional payments associated with the milestone to AMYLIN totaling $22.0 million, in addition to providing significant ongoing development support. The additional payments associated with the milestone include $7.0 million in milestone and option fee payments paid by Johnson & Johnson in the third quarter of 1996 and a commitment to purchase $15.0 million of AMYLIN Common Stock concurrently with this Offering. In compliance with FDA guidelines, the data that was the subject of the administrative interim review may not be disclosed. There can be no assurance that such data will ultimately support the marketing approval of pramlintide as a drug for the treatment of diabetes.

     In addition to the above mentioned milestone-related payments and investment, Johnson & Johnson's ongoing financial commitment to AMYLIN now includes the funding of 50% of development costs and 100% of pre-launch marketing costs (AMYLIN's one-half share to be repaid over time from future profits), as well as milestone payments, license fees, equity investments, and a loan facility for use in certain circumstances. The Company will apply all of the license fees, cash milestone payments and 50% of the proceeds from Johnson & Johnson's equity investments towards its share of pramlintide development expenses. In this regard, Johnson & Johnson paid AMYLIN $7.4 million in September 1996 as an advance of quarterly development expenses. As a result, by the closing of this Offering, Johnson & Johnson will have made payments to AMYLIN totaling $80.0 million.

     In addition, AMYLIN and Johnson & Johnson entered into a Loan Agreement under which Johnson & Johnson agreed to provide to AMYLIN a $27.8 million credit facility (as of June 30, 1996) for use in certain circumstances to cover the Company's share of development expenses relating to the collaboration agreement. This facility will be adjusted in certain circumstances. For example, the facility will be increased by 50% of any increases in the pramlintide development budget from the existing pre-approved budget and decreased by 50% of the Company's net proceeds received from equity and debt offerings after December 31, 1995 (including the proceeds from this Offering) to investors other than Johnson & Johnson or other corporate partners.

     The Company is dependent on future payments from Johnson & Johnson to continue the development and commercialization of pramlintide. Johnson & Johnson may terminate the collaboration agreement with the Company subject to a notice period of six months. Johnson & Johnson's financial and other obligations under the collaboration agreement would continue during any such termination notice period. In addition, Johnson & Johnson has the right to terminate the collaboration agreement at any time based on material safety or tolerability issues. Without Johnson & Johnson's continued collaborative support, the Company might not be able to continue the pramlintide development program, and the Company's financial condition would be materially adversely affected.

     At June 30, 1996, the Company had $39.6 million in cash, cash equivalents and short-term investments as compared to $53.5 million at December 31, 1995. The Company invests its cash in U.S. government and other highly rated liquid debt instruments.

     The Company intends to use its financial resources for the ongoing development of pramlintide, including the Phase III efficacy studies, and for the expansion of its other research and development programs and other general corporate purposes. To the extent that clinical trials of the Company's compounds progress as planned, research and development expenses will include costs of supplying materials for and conducting pramlintide clinical trials, expanding the potential use and indications for pramlintide, further exploring amylin biology and continuing to broaden its research base to investigate new drug targets for the treatment of metabolic disorders, including diabetes (such as exendin and GLP-1), obesity and dyslipidemia. The amounts actually expended for each purpose may vary significantly depending upon numerous factors, including the progress of the Company's research and development programs, the results of preclinical and clinical studies, the timing of regulatory submissions and approvals, if any, technological advances, determinations as to commercial potential of the Company's compounds, and the status of competitive products. Expenditures will also depend upon the continued participation of Johnson & Johnson in the collaboration, the availability of additional sources of funds, the establishment of collaborative arrangements with other companies, and other factors.

     The Company currently leases or sub-leases approximately 72,000 square feet of space. The Company is presently considering options to sub-lease an additional 12,500 square feet of space for its product development efforts. In addition, the Company is evaluating leasing additional laboratory and office space in 1997. Should the Company lease this additional space, the terms of the leases will be at competitive market rates. At this time, the Company expects to incur approximately $2.0 million of capital expenditures in the second half of 1996. These expenditures will primarily be directed toward the purchase of new equipment to support research and development efforts. In addition, some capital expenditures will be directed toward the purchase of equipment coming off of lease lines which will expire during the year and to complete tenant improvements to the Company's product development facility. The Company has entered into a $3.0 million loan agreement for the financing of the majority of its equipment needs and intends to use this financing source during 1996. As of

June 30, 1996 approximately $1.0 million of this loan facility had been utilized. The terms of the loan agreement call for amounts drawn down under the loan to be repaid monthly over a four year period.

     The Company does not expect to generate a positive internal cash flow for several years due to substantial additional research and development costs, including costs related to drug discovery, preclinical testing, clinical trials, manufacturing costs, and general and administrative expenses necessary to support such activities. AMYLIN anticipates that its existing cash, interest income from cash investments, financial payments and loan facilities from Johnson & Johnson and the proceeds of this Offering and the sale of the Johnson & Johnson Shares will be adequate to satisfy the Company's capital requirements through 1998. Although Johnson & Johnson's various payments to AMYLIN should be sufficient to fund the substantial portion of the Company's 50% share of pramlintide development, the Company may elect to raise additional funds to pay for its share of such development and for other corporate purposes. However, there can be no assurance that additional financial resources will be raised in the necessary time frame or on terms favorable to the Company.

                                    BUSINESS

     The discussion in this Prospectus contains forward-looking statements which involve risks and uncertainties. The Company's actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to such differences include, without limitation, those discussed in the sections entitled "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business," as well as those discussed elsewhere in this Prospectus or incorporated herein by reference.

GENERAL

     AMYLIN is focused on developing novel therapeutics for treating people with diabetes and other metabolic disorders. The Company is conducting a series of Phase III clinical trials of its lead drug candidate, pramlintide, which is being developed to improve glucose control in people with Type I (juvenile-onset) and Type II (maturity-onset) diabetes who use insulin, a patient population estimated by the Company to comprise 7 million people in major pharmaceutical markets. In June 1995, AMYLIN entered into a worldwide collaboration with Johnson & Johnson to develop and commercialize pramlintide. In August 1996, the Company achieved the first milestone in the collaboration when, based upon an administrative interim review of three-month glycated hemoglobin (HbA1c) data from the first two, one-year Phase III clinical trials, Johnson & Johnson decided to continue the collaboration. By the closing of this Offering, Johnson & Johnson will have made payments to AMYLIN totaling $80.0 million. In addition, Johnson & Johnson has committed to provide significant, additional financial support for the development and commercialization of pramlintide, subject to the terms of its agreement with the Company. Assuming successful Phase III clinical trials, the Company plans to apply for marketing approval of pramlintide in North America and Europe by the end of 1998. Any profits or losses from the collaboration will be shared equally between AMYLIN and Johnson & Johnson. Since its inception, the Company has spent almost $200 million building its integrated drug discovery and development expertise, and, with its lead drug candidate now well advanced in clinical development, AMYLIN wishes to broaden its research to develop new drug targets for treating metabolic disorders, including diabetes, obesity and dyslipidemia.

BACKGROUND

     Diabetes is a major global health problem which is inadequately treated by available drugs. The International Diabetes Federation estimates that over 100 million people worldwide are afflicted with this disease. Diabetes costs the American economy over $100 billion annually, according to a study reported in the Journal of Clinical Endocrinology and Metabolism, which went on to say that ". . . health care expenditures for people with diabetes constituted about one in seven health care dollars spent in 1992." Moreover, the American Medical Association reports that the incidence of diagnosed diabetes as a percentage of the American population has tripled since 1958, and that the total number of diagnosed and undiagnosed cases has grown to about 16 million.

     Diabetes occurs when the pancreas no longer produces enough insulin, a hormone that regulates the metabolism of blood glucose. In Type I (juvenile-onset) diabetes, which afflicts about 10% of all people with diagnosed diabetes in developed countries, the pancreatic beta cells that make insulin have been destroyed. In the more prevalent form of diabetes, Type II (maturity-onset), the insulin-producing cells are unable to produce enough insulin to compensate for the patient's poor sensitivity to the hormone in glucose-using tissues such as skeletal muscle (a condition called insulin resistance). In both Type I and Type II diabetes, the insulin deficiency results in an abnormally high blood-glucose concentration (a condition called hyperglycemia) which is an important cause of the degenerative complications associated with diabetes, including blindness, kidney failure and nerve damage. In addition, many authorities believe hyperglycemia plays a role in the development of heart disease.

     Since its discovery in 1921, insulin replacement therapy has played a central role in treating diabetes. For people with Type I diabetes, insulin injections are essential, since these patients would otherwise die. For people with Type II diabetes, oral medications that either stimulate greater insulin production or enhance insulin sensitivity may improve metabolic control. However, as many as 20% of people with newly diagnosed Type II diabetes do not respond to oral therapy. Moreover, patients who do respond to oral therapy become progressively resistant over time, with as many as 10% each year ceasing to derive a therapeutic benefit. Thus, an estimated 40% of people diagnosed with Type II diabetes are using insulin injections to manage their disease. The Company estimates that in the major pharmaceutical markets as many as two million people with Type I diabetes and five million people with Type II diabetes use insulin to help control their blood-glucose concentrations.

     Despite 75 years of efforts to improve insulin therapy, most people with diabetes have great difficulty achieving optimal glucose control with insulin alone. For superior glucose control, each insulin injection must be adjusted to reflect the person's pre-meal blood-glucose concentration and the carbohydrate content of the meal. These adjustments require multiple finger-pricks each day for glucose monitoring. Aggressive efforts to bring blood-glucose concentration down into the normal range using intensive insulin therapy increase the risk of blood-glucose concentration falling too low (a condition called hypoglycemia), which can cause unpleasant and dangerous effects including sweating, disorientation, personality changes, coma, convulsions and even death. To avoid hypoglycemia, many people with diabetes maintain high blood-glucose concentrations but thereby increase their risk of degenerative complications from the disease.

     In June 1993, the National Institutes of Health announced the results of the Diabetes Control and Complications Trial ("DCCT"). This decade-long, prospective study of over 1,400 people with Type I diabetes established the importance of glucose control as a determinant of long-term risk of degenerative complications. The quality of glucose control for each DCCT participant was determined by measuring the proportion of blood-hemoglobin which had chemically combined with blood-glucose to form glycated hemoglobin (HbA1c). This measurement is a recognized indicator of average blood-glucose concentration over the three- to four-month period prior to testing, and lower glycated hemoglobin values are indicative of better glucose control. In this regard, the data from the DCCT showed definitively that the risk of degenerative complications is greatly reduced if blood-glucose concentrations in people with Type I diabetes can be brought closer to the concentrations measured in non-diabetic individuals. However, the intensive insulin therapy used to achieve this benefit had several side effects and disadvantages, including (1) a three-fold increase in severe hypoglycemia compared with the control group, (2) an average weight gain of 10 to 15 pounds per patient, (3) a highly burdensome treatment regimen requiring strict patient compliance, and (4) intensive and costly support from diabetes care-givers. As a result of these side effects and disadvantages, most people using insulin currently are unable to achieve normal blood-glucose concentrations. In view of the health problems and economic costs associated with this failure to achieve optimal glucose control, the Company believes that significant value would result from a new medicine that could safely improve glucose control without imposing unacceptable treatment and cost burdens.

     Although the DCCT study involved people with Type I diabetes only, the Company believes that the conclusions of that study concerning the benefits of glucose control are also applicable to people with Type II diabetes. Additional clinical studies addressing the issue in people with Type II diabetes are underway in the United Kingdom under the sponsorship of various nationally funded academic research institutes and pharmaceutical companies and are expected to be concluded in 1997.

  Amylin: The Partner Hormone in Glucose Control

     In 1987, researchers at the University of Oxford discovered that the pancreatic beta-cells which make insulin also produce a second peptide, amylin. In the nine years since amylin's discovery, extensive research in animals and humans has generated data consistent with the idea that amylin is a partner hormone to insulin:

     - Rises in blood-glucose concentrations after eating stimulate increases in blood concentrations of amylin, so that both amylin and insulin concentrations normally increase after meals.

     - Amylin exerts biological effects on various tissues relevant to glucose metabolism, including the gastrointestinal tract, pancreas and skeletal muscle.

     - In people with diabetes who need insulin therapy, both the endogenous insulin and amylin responses are deficient.

     Amylin has been shown to have at least two effects believed to be important for normal glucose metabolism: it slows glucose inflow into the bloodstream from the gastrointestinal tract, and it suppresses glucagon secretion and thereby lowers glucose production by the liver.

     Effect on Glucose Inflow. After a typical meal, over 75 grams of glucose pass from the stomach and gastrointestinal tract, through the bloodstream, and into muscle and liver tissue for storage as glycogen. This amount of glucose is large relative to the five to six grams of glucose typically present at normal concentrations in the blood pool of an average adult. In healthy people, the rate of glucose inflow from the gastrointestinal tract is closely matched with the rate of outflow into the storage tissues, allowing the body to maintain normal blood glucose concentrations. The endocrine regulator of glucose outflow rate is insulin, which is secreted by pancreatic beta-cells in response to rising blood glucose concentrations. The endocrine regulator of glucose inflow rate has, until recently, been unknown.

     Now, preclinical and clinical data support the idea that amylin is a key regulator of glucose inflow rate. In animals and humans, rising amylin blood concentrations slow down the transfer of nutrients from the stomach to the intestines. This transfer is the rate-limiting step in the appearance of nutrient-derived glucose in the bloodstream. Thus, the simultaneous secretion of both insulin and amylin by the pancreatic beta-cells acts to regulate both inflow and outflow, thereby keeping post-meal blood glucose concentrations within a narrow and healthy range.

     Effect on Glucagon Secretion. Between meals, the liver produces glucose which is carried by the bloodstream to the brain and other tissues that do not store glucose. The endocrine regulator of liver glucose production is glucagon, a peptide hormone secreted by pancreatic alpha-cells in response to falling blood glucose concentrations. At mealtime, glucagon secretion must be suppressed to avoid hyperglycemia induced by excess liver glucose production, and a known regulator of glucagon suppression is insulin.

     Now, preclinical and clinical data support the idea that amylin is also an endocrine regulator of glucagon secretion. In animals and humans, increasing amylin blood concentrations slows pancreatic alpha-cell secretion of glucagon, an effect which amplifies the same regulatory effect of insulin. Thus, the simultaneous secretion of both insulin and amylin by the pancreatic beta-cells acts to suppress glucagon and curtail liver glucose production, thereby helping to keep post-meal blood glucose concentrations within a narrow and healthy range.

     The following diagram illustrates what the Company believes are important roles of amylin as a partner hormone to insulin in glucose control:

                                      LOGO

     Studies have shown that people with Type I diabetes have difficulty avoiding hyperglycemia at mealtime with insulin alone, in part because they have abnormally rapid glucose inflow from the gastrointestinal tract into the bloodstream and abnormally high blood concentrations of glucagon associated with excessive liver glucose production. These findings are consistent with the predicted effects of their amylin deficiency, and they support the clinical hypothesis that amylin replacement therapy could aid in achieving better glucose control.

PRAMLINTIDE: THE DRUG CANDIDATE

     The following table summarizes the completed, ongoing and planned clinical trials for pramlintide:

                    PRAMLINTIDE CLINICAL DEVELOPMENT PROGRAM

           DISEASE     PLACE   PATIENTS    DURATION                       ENDPOINT                       STATUS++
          ---------   -------  --------   -----------  -----------------------------------------------  ----------
Phase I
           Type I       US           20     1 dose     Safety                                           Completed
           Normal     Europe         37     1 dose     Safety (dose limiting)                           Completed
           Type I     Europe         17     1 dose     Safety                                           Completed
                                  -----
                                     74
Phase II
           Type I       US           25     2 doses    Post-meal glucose profile                        Completed
           Type I       US           32     5 days     Hypoglycemia challenge                           Completed
           Type I       US           48     5 days     Hypoglycemia challenge                           Completed
           Type I     Europe         10*     1 day     Glucose clamp                                    Completed
           Type I       US           84*    2 weeks    Post-meal glucose profile                        Completed
           Type I       US           13     24 hrs.    Dose ranging                                     Completed
           Type I       US           27*    5 hrs.     Post-meal glucose profile                        Completed
           Type I       US           86*    2 weeks    Clinical pharmacology                            Completed
           Type I     Europe          9*    5 hrs.     Mechanism of action (gastric emptying)           Completed
           Type I       US          168*    2 weeks    24-hr glucose profile                            Completed
           Type I       US          215*    1 month    Fructosamine                                     Completed
           Type II      US           24*    5 hrs.     Post-meal glucose profile                        Completed
           Type I     Europe         14*    1 month    Mechanism of action (glucagon)                   Completed
           Type II      US          203*    1 month    Fructosamine                                     Completed
           Type I       US           27*    1 dose     Insulin mixing                                   Completed
           Type I     Europe         18*    3 doses    Mechanism of action (gastric emptying)           Completed
           Type I       US           24*    1 month    Mechanism of action (liver glycogen)              Ongoing
           Type I       US           24*    1 month    Insulin sparing                                   Ongoing
           Type I       US           30*    5 doses    Insulin mixing                                    Ongoing
           Type I       US           30*    5 doses    Insulin mixing                                    Ongoing
           Type I      tbd+          24       tbd      Safety (gastroparesis)                            Planned
           Type II      tbd          24*      tbd      Mechanism of action (gastric emptying)            Planned
           Type I       tbd          24*      tbd      Mechanism of action (gastric emptying)            Planned
          Type I&II     tbd          36*      tbd      Mechanism of action (glucagon)                    Planned
           Type I       tbd          30       tbd      Nocturnal hypoglycemia                            Planned
          Type I&II     tbd         (a)       tbd      Insulin mixing                                    Planned
          Type I&II     tbd         272*      tbd      Pharmacokinetics (3 to 6 studies)                 Planned
                                  -----
                                  1,521
Phase III
           Type II      US          440*    12 mos.    HbA1c (pivotal)                                   Ongoing
           Type I       US          400*    12 mos.    HbA1c (pivotal)                                   Ongoing
           Type I     Europe        100     12 mos.    Long-term safety & HbA1c (open label)             Ongoing
           Type I       US          350     12 mos.    Long-term safety & HbA1c (open label)             Ongoing
           Type I     Europe        400*    6 mos.     HbA1c (pivotal)                                   Planned
           Type I       US          400*    6 mos.     HbA1c (pivotal)                                   Planned
           Type II      US          600*    6 mos.     HbA1c (pivotal)                                   Planned
           Type II    Europe        400*    6 mos.     HbA1c (pivotal)                                   Planned
          Type I&II   Europe        (a)     12 mos.    Safety (pen injectors)                            Planned
           Type I       tbd         100     12 mos.    Safety (pediatric)                                Planned
                                  -----
                                  3,190
                                  -----
Total Patients                    4,785
                                  =====

---------------
 *  Double blind, placebo controlled studies.
 +  "tbd" means "to be decided."
++ "Planned" refers to the period from the fourth quarter 1996 through the end of 1998.
(a) Patients already counted in other studies.

     A chemical analog of human amylin, pramlintide (previously referred to as AC137), combines the desired biologic actions of the native hormone with superior pharmaceutical characteristics which greatly facilitate the manufacture, formulation, and stability of the finished drug product. In preclinical testing, pramlintide has elicited similar biological responses in vitro and in vivo to those observed with the natural hormone. Also, pramlintide has shown no toxicology issues to date with doses that are many multiples greater than the highest expected human dose. In Phase II clinical trials, pramlintide has been well tolerated at the anticipated therapeutic doses, and the patient drop-out rate because of adverse drug effects (nausea) at these doses has been less than 5%. Based on these results, the Company is encouraged about the prospects for a good clinical safety profile of a long-term pramlintide dosing regimen.

     The Company's pramlintide development program includes 18 completed Phase I and Phase II clinical trials involving more than 1,000 insulin-using people with diabetes. Over 750 people with diabetes have completed two- or four-week dosing periods in double-blind, placebo-controlled Phase II studies. In addition, the Phase II program included several mechanism-of-action studies. Important findings from these clinical investigations include the following:

     - Pramlintide produced statistically significant and clinically relevant reductions in blood-glucose concentrations in seven-out-of-seven Phase II clinical trials assessing glucose control as measured:

        -- After meals in people with Type I and Type II diabetes who use insulin;

        -- Over a 24-hour period in people with Type I diabetes; and

        -- By fructosamine, a surrogate marker which reflects average glucose concentrations over the two-to-three weeks prior to testing, in people with Type I and Type II diabetes who use insulin.

     - Glucose lowering was achieved in people with Type I and Type II diabetes who use insulin without an increase in the incidence of hypoglycemia compared with the placebo group.

     - Pramlintide was well tolerated at the anticipated therapeutic doses.

     - No clinically important safety concerns have arisen to date in Phase II and Phase III trials involving over 1,800 people.

     - At least two important physiologic mechanisms of pramlintide.

     Key clinical results supporting these findings and the Company's development plans for Phase III trials are discussed below.

  Key Clinical Results

     In a 14-day, double-blind, placebo-controlled Phase II clinical study completed in 1994, subjects with Type I diabetes had a statistically significant reduction in blood-glucose concentrations after a test meal compared to placebo when they self injected pramlintide three times per day in addition to their usual insulin therapy. Results from this study were presented at the June 1994 annual meeting of the American Diabetes Association and were published in April 1996 in Diabetologia.

     In January 1995, AMYLIN disclosed the results of a placebo-controlled, double-blind, clinical pharmacology study in which an intravenous infusion of pramlintide significantly reduced post-meal blood-glucose concentrations in subjects with Type II diabetes who use insulin. This finding was similar to previous observations in comparable studies in people with Type I diabetes. Results from this study were presented at the June 1995 annual meeting of the American Diabetes Association and the September 1995 annual meeting of the European Association for the Study of Diabetes.

     In February 1995, the Company reported the results of another 14-day, double-blind, placebo-controlled Phase II study in subjects with Type I diabetes, which showed that 30-microgram doses of pramlintide self-administered four times per day resulted in a statistically significant reduction in blood-glucose concentrations following a test meal and also significantly reduced the average blood-glucose concentrations over a 24-hour observation period (35 mg/dl, p = 0.003) during which patients ingested their usual meals, compared to placebo.

Results from this study were presented at the September 1995 annual meeting of the European Association for the Study of Diabetes.

     In August 1995, the Company reported the results of a 28-day, double-blind, placebo-controlled Phase II trial in subjects with Type I diabetes. This study showed that self-administered, 30-microgram doses of pramlintide four times per day (one before each main meal and a late-night snack) significantly lowered the excessive rise in post-meal blood-glucose concentration, compared to the placebo control group. Using this dosing regimen, the study also confirmed that pramlintide significantly lowered 24-hour average blood-glucose concentrations (31 mg/dl, p = 0.009) and fructosamine (33 micromoles/liter, p = 0.003), compared to placebo. As in previous studies, the 30-microgram dose of pramlintide was well tolerated. The only adverse effects significantly different from those reported by the placebo group were mild gastrointestinal symptoms in a small number of patients, and those were substantially reduced after the first two weeks of treatment. Results from this study were presented at the June 1996 annual meeting of the American Diabetes Association.

     At the same meeting, the Company presented results which suggest that it is feasible to mix pramlintide with insulin in the same syringe just prior to administration. In this study involving people with Type I diabetes, plasma glucose profiles were similar when identical doses of Humulin(R) 70/30 insulin and pramlintide were administered, either as separate injections or mixed in the same syringe immediately prior to injection. The Company is investigating interactions with additional insulin preparations in studies which are presently underway.

     In August 1996, the Company reported the results of a 28-day, double-blind, placebo-controlled Phase II trial in subjects with Type II diabetes who use insulin. In all dose groups, self-administered pramlintide significantly lowered fructosamine as follows: 30 micrograms four times a day (17.5 micromoles/liter, p = 0.029), 60 micrograms four times a day (22.6 micromoles/liter, p = 0.001), and 60 micrograms three times a day (24.1 micromoles/liter, p = 0.003). These results are similar to the positive findings previously reported in patients with Type I diabetes. The reduction in fructosamine in the 60 microgram dose groups represents a 50 - 60% reduction in the excess of fructosamine above the upper limits of the normal range. Therefore, this study demonstrated that three-times-a-day dosing of pramlintide can achieve similar clinical benefits as four-times-a-day dosing in people with Type II diabetes who use insulin. The study also corroborated the excellent short-term safety profile that has been observed to date in other clinical trials of pramlintide. The gastrointestinal symptoms that occurred in a small percentage of people with the initiation of therapy were generally mild in nature and decreased during the first two weeks of therapy.

     The Company has reviewed its clinical data and planned clinical trial protocols with its collaborators at Johnson & Johnson, outside clinical consultants, various regulatory authorities, and European regulatory consultants. As a result of these reviews, the Company initiated a series of Phase III trials as described below.

  Phase III Clinical Trials

     In June 1995, AMYLIN began its PARADIGM (Pramlintide for Amylin
Replacement: Adjunct for Diabetes in Glycemic Management) trials, a Phase III program involving a series of six pivotal studies designed to assess the long-term safety and efficacy of pramlintide. The PARADIGM studies will involve approximately 2,600 people at multiple centers in North America and Europe and are planned to be completed in 1998.

     The primary endpoint of the Phase III studies is a reduction in HbA1c, a measurement that is well accepted by regulatory authorities and the medical community as the key indicator of long-term average blood-glucose concentrations and a predictor of long-term degenerative complications. HbA1c is also the primary endpoint for marketing approval of other diabetes drugs which are designed to lower blood-glucose. Also, changes in fructosamine have been shown to mirror subsequent changes in HbA1c when the improvement in glucose control is maintained over time. Consequently, if the ability of pramlintide to lower 24-hour of average blood-glucose and fructosamine seen during Phase II studies translates to long-term efficacy as evidenced by a safe, clinically relevant, and statistically significant reduction in HbA1c in Phase III trials, the Company believes pramlintide should be approvable as a drug to improve glucose control in people with diabetes who use insulin therapy.

     In June 1995, the Company initiated a Phase III efficacy study in people with Type II diabetes who use insulin, involving one-year dosing, to test whether 30-, 75- and 150-microgram doses of pramlintide self-administered three times daily can safely improve glucose control.

     In September 1995, the Company initiated a separate Phase III study in people with Type I diabetes involving one-year dosing. Dosing initially employed a 30-microgram, four-times-per-day dosing regimen. After three months of dosing, subjects receiving pramlintide who did not achieve a reduction in HbA1c of 1% or more were re-randomized into one of two treatment arms receiving either 30-microgram or 60-microgram doses four times per day.

     Enrollment in both Phase III studies was completed in June 1996. The different dose-frequency regimens in studies of Type I and Type II diabetes were designed to facilitate integration with different insulin regimens.

     In August 1996, AMYLIN and Johnson & Johnson completed an administrative interim review of data from these two, one-year Phase III trials. The review included an analysis of HbA1c reductions after three months of dosing in patients receiving pramlintide or placebo in the various arms and the safety data set which had accrued to date. The administrative interim review, which was planned and discussed with the FDA in advance of the initiation of the studies, did not allow any protocol changes and will not result in any statistical penalties at the end of the studies. Based on the administrative interim review, Johnson & Johnson decided to continue its collaboration with the Company. In compliance with FDA guidelines, the data that was the subject of the administrative interim review may not be disclosed. There can be no assurance that such data will ultimately support the marketing approval of pramlintide as a drug for the treatment of diabetes.

     In addition to the ongoing one-year Phase III studies, AMYLIN also plans to initiate four additional Phase III studies during the fourth quarter of 1996, two each in people with Type I and Type II diabetes who use insulin. The studies in people with Type I diabetes will employ dosing regimens involving two-, three-, and four-times-a-day administration, while the studies in people with Type II diabetes will employ dosing regimens involving two-and three-times-a-day administration. The Company is also conducting open label safety studies, label claims studies, mechanism-of-action studies and drug interaction studies.

     The design, planning and execution of clinical trials for drug candidates aimed at chronic therapy of important diseases require expertise in many areas. Consequently, the Company has recruited management and technical personnel experienced in the fields of medical affairs, product development, clinical development, marketing, quality assurance and regulatory affairs. The Company also relies upon additional guidance from its Clinical Advisory Board, which is comprised of leading American and European experts in the treatment of diabetes, and its collaborators at Johnson & Johnson. An outside Data Monitoring Board is reviewing safety data in ongoing double-blind Phase III trials.

OTHER RESEARCH AND DEVELOPMENT ACTIVITIES

  Additional Pramlintide Development Activities

     A continuing priority of the Company is to expand the potential use of pramlintide by improving the convenience of drug administration. AMYLIN plans to launch pramlintide in pre-filled cartridges for use in specially designed pen injectors. As part of its Phase III trials, AMYLIN is conducting studies to confirm that the most popular formulations of insulin can be mixed with pramlintide in the same syringe just prior to injection. The Company is also researching the possibility of dual cartridge injector pens (for injecting insulin and pramlintide simultaneously) and non-needle routes of administration, including buccal (in lozenge form), pulmonary (for inhalation), transdermal (by patch), nasal and jet injector.

     Company scientists and physicians will also be researching additional clinical indications for pramlintide. For instance, preliminary Phase II results suggest that some people with Type II diabetes, who are unresponsive to oral hypoglycemic agents but who are not yet using insulin, might benefit from pramlintide's actions. The Company plans to conduct further Phase II studies in this patient population in 1997. Also, amylin's reported actions on bone metabolism and on inducing satiety could have therapeutic benefit for patients with diabetes and/or other metabolic diseases. In addition, the Company is conducting research to identify orally-active chemical analogs of amylin.

  Non-Amylin Metabolic Targets

     In order to develop and commercialize pramlintide, AMYLIN has created an integrated research and development team for discovering and developing medicines focused on the control of glucose and lipid metabolism. AMYLIN is leveraging these capabilities and is broadening its research base beyond the study of amylin to include research of new drug targets for treating metabolic disorders, including diabetes, obesity, and dyslipidemia (a condition characterized by unhealthy levels of cholesterol and triglycerides). The Company's experience and expertise gained in exploring the biology and chemistry of amylin and several amylin-related compounds in clinical testing is directly applicable in these efforts.

     In addition to its internal discovery efforts, the Company is also in discussions with other third parties to collaborate on new technologies and/or in-license other metabolic compounds. To this end, in October 1996, the Company acquired exclusive rights to certain patents and patent applications relating to exendin, a newly discovered compound derived from the venom of the Gila monster lizard, and glucagon-related peptide (GLP-1). The Company plans to evaluate both of these compounds as potential drugs for treating diabetes. In particular, these compounds have been shown in preclinical studies to have effects known to be important for improving glucose control, including stimulation of secretion of insulin and modulation of gastric emptying to slow the entry into the bloodstream of glucose from ingested carbohydrates. Presumably as a result of these actions, exendin and GLP-1 have exhibited glucose-lowering effects in an animal model of diabetes. In addition, GLP-1 has been shown to suppress glucagon secretion in animal studies. Because increases in blood glucose following meals are a major cause of excessive blood glucose concentrations in people with diabetes, the actions of exendin and GLP-1 observed in animals to suppress meal-induced increases of blood glucose, coupled with their effects on insulin, strengthen the rationale for their potential use as a medicine for treating certain people with either Type I or II diabetes. AMYLIN's research team will assess exendin, GLP-1 and their analogs in the treatment of diabetes, and appropriately qualified product candidates will be evaluated further in clinical trials. Assuming satisfactory progress in preclinical studies, the Company is aiming to file an Investigational New Drug application ("IND") for exendin, GLP-1 or an analog during 1998.

JOHNSON & JOHNSON COLLABORATION

     In June 1995, AMYLIN and Johnson & Johnson entered into a worldwide collaboration to develop and commercialize pramlintide. By the closing of this Offering, Johnson & Johnson will have made payments to AMYLIN totaling $80.0 million. These payments primarily included payment of one half of the pramlintide development costs through the date of this Offering, the purchase of $15.0 million of Common Stock in 1995 and $15.0 million of Common Stock in conjunction with this Offering, a license fee and certain milestone and option fee payments.

     Under the collaboration agreement with Johnson & Johnson (the "Collaboration Agreement"), AMYLIN is the lead party in developing and registering pramlintide and Johnson & Johnson is the lead party in commercializing and marketing pramlintide. Both parties share equally in the development and commercialization costs incurred for pramlintide as well as sharing equally in any profits or losses recognized after commercial launch. In addition, Johnson & Johnson has committed to provide AMYLIN with significant, additional financial support in the form of funding for certain development and commercialization costs, milestone payments and equity investments, subject to the terms of its agreement with the Company. The Collaboration Agreement is part of an overall strategy of Johnson & Johnson to establish a comprehensive disease management approach to diabetes. In conjunction with the Collaboration Agreement, the Company also entered into a Stock Purchase Agreement (the "Stock Purchase Agreement") and a Loan and Security Agreement (the "Loan Agreement") with Johnson & Johnson.

     In August 1996, AMYLIN achieved the first milestone in the collaboration when, following an administrative interim review of data from the first two, one-year Phase III clinical trials, Johnson & Johnson decided to continue the collaboration. The review included an analysis of HbA1c reductions after three months of dosing in patients receiving pramlintide or placebo in the various arms of these two trials, and the safety data set which had accrued from these two studies. As a result, Johnson & Johnson made $7.0 million in milestone and option fee payments in the third quarter of 1996 and committed to purchase $15.0 million of Common Stock concurrent with this Offering and to provide significant ongoing development support. In compliance with FDA guidelines, the data that was the subject of the administrative interim review may not be disclosed. There can be no assurance that such data will ultimately support the marketing approval of pramlintide as a drug for the treatment of diabetes.

     In addition to the above mentioned milestone-related payments and investments, Johnson & Johnson's financial commitment now includes the funding of 50% of development costs and 100% of pre-launch marketing costs (AMYLIN's one-half share to be repaid over time from future profits), as well as future milestone payments, license fees, equity investments, and a loan facility for use in certain circumstances. The Company will apply all of the license fees, cash milestone payments and 50% of the proceeds from Johnson & Johnson's equity investments towards its share of pramlintide development expenses. If the development of pramlintide is terminated or if a sufficient level of operating profits of pramlintide has not been achieved within three years after commercial launch, the Company will be required to repay loans provided by Johnson & Johnson out of a percentage of the Company's net income.

     In accordance with the terms of the Stock Purchase Agreement, Johnson & Johnson purchased 1,955,407 shares of Common Stock in 1995 providing the Company with net proceeds of approximately $15.0 million. Pursuant to the Stock Purchase Agreement, AMYLIN is entitled to require Johnson & Johnson to purchase additional shares of Common Stock upon the achievement of certain milestones. With the achievement of the first milestone, AMYLIN earned and is now exercising its right to sell additional shares of its Common Stock to Johnson & Johnson resulting in net proceeds of $15.0 million concurrent with this Offering. After completion of the Phase III clinical program, the Company also has the right to sell additional shares of its Common Stock to Johnson & Johnson resulting in net proceeds of up to $15.0 million. As part of the Stock Purchase Agreement, the Company agreed to use at least 50% of the proceeds from the sale of Common Stock to Johnson & Johnson to fund AMYLIN's share of pramlintide development expenses under the Collaboration Agreement.

     In addition, the parties have entered into a Loan Agreement under which Johnson & Johnson has agreed to provide to AMYLIN a $27.8 million credit facility (as of June 30, 1996) for use in certain circumstances to cover the Company's share of development expenses related to the Collaboration Agreement. This facility will be adjusted in certain circumstances. For example, the facility will be increased by 50% of any increases in the pramlintide development budget from the existing pre-approved budget and decreased by 50% of the Company's net proceeds received from equity and debt offerings after December 31, 1995 (including the proceeds from this Offering) to investors other than Johnson & Johnson or other corporate partners.

     The Company is dependent on the future payments from Johnson & Johnson to continue the development and commercialization of pramlintide. Johnson & Johnson may terminate the Collaboration Agreement with the Company subject to a notice period of six months. Johnson & Johnson's financial and other obligations under the Collaboration Agreement would continue during any such termination notice period. In addition, Johnson & Johnson has the right to terminate the Collaboration Agreement at any time based on material safety or tolerability issues. Without Johnson & Johnson's continued collaborative support, the Company might not be able to continue the pramlintide development program, and the Company's financial condition would be materially adversely affected.

COMMERCIALIZATION STRATEGY

     The development of pramlintide is aimed at satisfying the medical needs of approximately seven million people with diabetes who use insulin in the major pharmaceutical markets. To address a market of this potential breadth and magnitude in a timely and effective fashion, AMYLIN sought to leverage its technology platform by entering into a collaboration with Johnson & Johnson. AMYLIN selected Johnson & Johnson as a partner to commercialize pramlintide based on its status as one of the world's largest pharmaceutical companies with expertise in global manufacturing, marketing and selling peptide medicines and hormone-replacement therapies. Pramlintide could represent an important strategic opportunity for Johnson & Johnson to expand its leadership position in the field of diabetes medicines.

     AMYLIN believes that Johnson & Johnson brings unique characteristics to the partnership, given its established relationship with people who use insulin and its reputation for consumer marketing. Johnson &

Johnson's LifeScan subsidiary, a global leader in the sale of blood glucose monitors and test strips, has a strong franchise in the diabetes market that provides Johnson & Johnson with broad access to diabetes specialists and millions of people with diabetes who use insulin. In addition, Johnson & Johnson's established consumer relationships and pharmaceutical market access will provide the necessary platform for the future commercialization of pramlintide.

     AMYLIN and Johnson & Johnson have invested approximately $1.2 million to date in market research studies with physicians and consumers in North America and Europe. These studies have allowed AMYLIN and Johnson & Johnson to develop a commercialization plan designed to accelerate the adoption of pramlintide upon commercial launch. This plan, developed jointly by AMYLIN and Johnson & Johnson, is focused on building a solid foundation of opinion leader advocacy and clinical support for the fundamental role of pramlintide in the regulation of blood glucose levels. The plan also identifies key education initiatives and communication strategies for maximizing the breadth and depth of physician knowledge.

     Johnson & Johnson will be the lead party in the commercialization and marketing of pramlintide. To assist in executing the commercialization plan referred to above, AMYLIN will employ medical affairs and strategic marketing personnel in each major country. It will be their responsibility to implement the plans discussed above and to work directly with the Johnson & Johnson subsidiary in each country to assist in developing the pramlintide launch marketing plan, to ensure broad sales force deployment, and to provide appropriate medical/ marketing education on pramlintide. AMYLIN currently has marketing staff in place in the U.S., United Kingdom and France and plans to add additional marketing personnel in the U.S., Germany, United Kingdom, France and Italy in 1997.

PATENTS, PROPRIETARY RIGHTS, AND LICENSES

     The Company believes that patents and other proprietary rights are important to its business. The Company's policy is to file patent applications to protect technology, inventions and improvements that are important to the development of its business. AMYLIN also relies upon trade secrets, know-how, continuing technological innovations and licensing opportunities to develop and maintain its competitive position. The Company plans to enforce its issued patents and its rights to proprietary information and technology. The Company reviews third-party patents and patent applications in its fields of endeavor, both to shape its own patent strategy and to identify useful licensing opportunities.

     At September 30, 1996, the Company held rights to 22 issued U.S. patents. Of these issued patents, 17 are owned by AMYLIN and five are licensed exclusively to AMYLIN. In addition, AMYLIN owns or has exclusive rights to 28 patent applications pending with the U.S. PTO. The Company has 11 pending and five issued U.S. patents relevant to the development and commercialization of pramlintide. AMYLIN also has filed foreign counterparts of certain of these issued patents and applications in many countries. Generally, it is the Company's policy to file foreign counterparts in countries with significant pharmaceutical markets. All commercial rights to these patents and patent applications are held by the Company or, in some cases, jointly with Johnson & Johnson. There can be no assurance that patents will issue from any of the still-pending applications.

     The patent positions of pharmaceutical and biotechnology firms, including the Company, can be uncertain and involve complex legal and factual questions. In addition, the coverage sought in a patent application can be significantly reduced before the patent is issued. Consequently, the Company does not know whether any of its pending applications will result in the issuance of patents or, if any patents are issued, whether they will provide significant proprietary protection or commercial advantage or will be circumvented by others. Since patent applications in the United States are maintained in secrecy until patents issue and since publication of discoveries in the scientific or patent literature often lag behind actual discoveries, the Company cannot be certain that it was the first to make the inventions covered by each of its pending patent applications or that it was the first to file patent applications for such inventions. In the event a third party has also filed a patent for any of its inventions, the Company may have to participate in interference proceedings declared by the U.S. PTO to determine priority of invention, which could result in substantial cost to the Company, even if the eventual outcome is favorable to the Company. There can be no assurance that the Company's patents, if issued, would be held valid by a court of competent jurisdiction. There can be no assurance that the Company will not be obliged to defend itself in court against allegations of infringement of third-party patents. An adverse outcome in such a suit could subject the Company to significant liabilities to third parties, require disputed rights to be licensed from third parties or require the Company to cease using such technology.

     The Company has received letters from a third party asserting that pramlintide is covered by a patent which the Company has licensed from such third party. The third party claims under its license to be entitled to 50% of any sublicensing fees received from Johnson & Johnson pursuant to the Collaboration Agreement, as well as a future running royalty as specified in the license agreement. The Company believes that these assertions are without merit and will vigorously defend against any claims related to the foregoing, should any such claims be brought. The third party has been informed that the Company does not agree with its assertions and that no such sublicensing moneys have been received from Johnson & Johnson, which is not a sublicensee under the third party's patent.

     If patents are issued to other companies that contain competitive or conflicting claims and such claims are ultimately determined to be valid, there can be no assurance that the Company would be able to obtain licenses to these patents at a reasonable cost or be able to develop or obtain alternative technology.

     The Company also relies upon trade secret protection for its confidential and proprietary information. There can be no assurance that others will not independently develop substantially equivalent proprietary information or techniques or otherwise gain access to the Company's trade secrets or disclose such technology or that the Company can meaningfully protect its trade secrets.

     It is the Company's policy to require its corporate partners, employees, consultants, outside scientific collaborators and sponsored researchers and other advisors to execute confidentiality agreements upon the commencement of employment or consulting relationships with the Company. There can be no assurance, however, that these agreements will provide meaningful protection or adequate remedies for the Company's trade secrets in the event of unauthorized use or disclosure of such information.

MANUFACTURING

     The Company has internally developed and also has contracted for the development of processes for manufacturing pramlintide bulk drug and dosage form. Progress has been made in improving the purity of active drug substance, in scaling up drug synthesis and dosage form manufacturing processes, and in developing new approaches for drug synthesis. The Company plans to launch pramlintide based upon solid phase synthesis of the bulk substance.

     The Company currently has no facilities to manufacture clinical trial or commercial supplies of pramlintide and currently relies on third parties to do so. The Company has selected manufacturers which it believes comply with GMP and other regulatory standards. Under the terms of the agreement with Johnson & Johnson, AMYLIN is responsible for arranging for the manufacture of pramlintide during the development phase, while Johnson & Johnson is responsible for manufacturing during the commercialization phase. The Company currently uses two external suppliers for synthetic chemical manufacture of pramlintide bulk drug and two suppliers and Johnson & Johnson for fill-finish activities. The Company has established a quality control and quality assurance program, including a set of standard operating procedures and specifications, designed to ensure that the Company's products are manufactured in accordance with GMP and other applicable domestic and foreign regulations. However, the Company is dependent upon third party manufacturers to comply reliably with such procedures and regulations. There can be no assurance that these manufacturers will meet the Company's requirements for quality, quantity or timeliness.

GOVERNMENT REGULATION

     Regulation by governmental authorities in the United States and foreign countries is a significant factor in the manufacture and marketing of pramlintide and in the Company's ongoing research and development activities. All of the Company's therapeutic products, including pramlintide, will require regulatory approval by governmental agencies prior to commercialization. In particular, human therapeutic products are subject to rigorous preclinical testing and clinical trials and other pre-market approval requirements by the FDA and regulatory authorities in foreign countries. Various federal, and in some cases state, statutes and regulations also govern or influence the manufacturing, safety, labeling, storage, record keeping and marketing of such products. The lengthy process of seeking these approvals and the subsequent compliance with applicable federal and state statutes and regulations require the expenditure of substantial resources. Any failure by the Company or its collaborators or licensees to obtain, or any delay in obtaining, regulatory approvals could adversely affect the marketing of any products developed by the Company and its ability to receive product revenue, royalty revenue or profit sharing payments.

     The activities required before a pharmaceutical agent may be marketed in the United States begin with preclinical testing. Preclinical tests include laboratory evaluation of product chemistry and animal studies to assess the potential safety and efficacy of the product and its formulations. The results of these studies must be submitted to the FDA as part of an IND application, which must be reviewed by the FDA before proposed clinical trials can begin. Typically, clinical trials involve a three-phase process. In Phase I, clinical trials are conducted with a small number of subjects to determine the early safety and tolerability profile and the pattern of drug distribution and metabolism. In Phase II, clinical trials are conducted with groups of patients afflicted with a specified disease in order to determine preliminary efficacy, dosing regimes and expanded evidence of safety. In Phase III, large-scale, multicenter, adequate and well-controlled, comparative clinical trials are conducted with patients afflicted with a target disease in order to provide enough data for the statistical proof of efficacy and safety required by the FDA and others. In the case of pramlintide, the results of the preclinical testing and clinical trials are then submitted to the FDA for a pharmaceutical product in the form of a New Drug Application ("NDA") for approval to commence commercial sales. In responding to an NDA, the FDA may grant marketing approval, request additional information, or deny the application if it determines that the application does not satisfy its regulatory approval criteria. There can be no assurance that approvals will be granted on a timely basis, or at all.

     Among the conditions for NDA approval is the requirement that the prospective manufacturer's quality control and manufacturing procedures conform with GMP guidelines. In complying with GMP, manufacturers must continue to expend time, money and effort in the area of production and quality control and quality assurance to ensure full technical compliance. Manufacturing facilities are subject to periodic inspections by the FDA to ensure compliance. See
"-- Manufacturing."

     The Company is also subject to various federal, state and local laws, regulations and recommendations relating to safe working conditions, laboratory and manufacturing practices, the experimental use of animals and the use and disposal of hazardous or potentially hazardous substances, including radioactive compounds and infectious disease agents, used in connection with the Company's research. The extent of government regulation which might result from any legislation or administrative action cannot be accurately predicted.

     Clinical testing, manufacture and sale of the Company's products outside of the United States will be subject to regulatory approval by other jurisdictions which may be more or less rigorous than in the United States.

COMPETITION

     Although competitive activity in the diabetes market is intense, the Company believes that for many people with diabetes pramlintide, if approved, will have advantages over alternative approaches to improving glucose control. Pramlintide is aimed at restoring the actions of a human hormone that is missing or deficient in people with diabetes who use insulin, and hormone replacement therapy is a well established treatment concept. Subcutaneous injections of pramlintide are relatively straightforward for patients who are already self-injecting insulin. Moreover, assuming clinical utility is established, alternative delivery routes and mechanisms may be feasible based on the current dosing requirements and chemical characteristics of pramlintide. Based upon published reports of alternative approaches to improving glucose control, the Company believes that pramlintide could provide an attractive combination of safety and efficacy and could become an important part of the drug armamentarium directed at diabetes. Since diabetes is a heterogeneous disease with many degenerative complications, it is likely that multiple pharmaceutical strategies will be useful in arresting its relentless progression.

     Nevertheless, pramlintide may compete with several established therapies for market share. In addition, many companies are pursuing the development of novel pharmaceuticals which target the same diseases to which pramlintide is targeted, and several product candidates are in Phase III clinical trials or in registration. These companies may develop and introduce products competitive with or superior to pramlintide. Such competitive or potentially competitive products may include troglitazone, and if indications for pramlintide's use are expanded to people with diabetes who do not use insulin, may also include metformin, acarbose, bromocriptine and other oral hypoglycemic agents such as sulfonylureas.

     The Company's competition will be determined in part by the indications for which the Company's products are developed and ultimately approved by regulatory authorities. An important factor in competition may be the timing of market introduction of the Company's or competitors' products. Accordingly, the relative speed with which AMYLIN and Johnson & Johnson or future corporate partners can develop products, complete the clinical trials and approval processes and supply commercial quantities of the products to the market are expected to be important competitive factors. The Company expects that competition among products approved for sale will be based, among other things, on product efficacy, safety, convenience, reliability, availability, price and patent position.

EMPLOYEES

     As of September 30, 1996, AMYLIN had 206 full-time equivalent employees, of whom 38 hold Ph.D. or Sc.D. degrees and seven hold M.D. degrees (five of whom also hold Ph.D.s). A significant number of the Company's management and professional employees have had prior experience with pharmaceutical, biotechnology or medical product companies. AMYLIN believes that it has been highly successful in attracting skilled and experienced scientific personnel. None of the Company's employees is covered by collective bargaining agreements and management considers relations with its employees to be good.

CLINICAL ADVISORY BOARD

     To provide strategic guidance to AMYLIN's pramlintide clinical development program, as well as to assist in reviewing clinical data, AMYLIN works with a network of experts who serve as clinical advisors to the Company. Each advisor has entered into a consulting agreement with the Company. All of the advisors are employed by employers other than the Company and have commitments to or consulting or advisory agreements with other entities that may limit their availability to the Company. The advisors have agreed, however, not to provide any services to any other entities that might conflict with the services that they provide the Company. The Company has not issued stock or stock options to any of its clinical advisors. The clinical advisory board is comprised of the following individuals from the diabetes medical community in America and Europe:

    CHARLES M. CLARK, JR., M.D.        Professor of Medicine and Pharmacology,
                                       Indiana University School of Medicine;
                                       Co-Director of Regenstrief Institute;
                                       Past President of American Diabetes Association
    DANIEL W. FOSTER, M.D.             Donald W. Seldin Distinguished Chair in Internal
                                       Medicine,
                                       Professor and Chairman, Department of Internal
                                       Medicine,
                                       University of Texas, Southwestern Medical Center
    LEIF GROOP, M.D.                   Professor of Endocrinology,
                                       Malmo General Hospital,
                                       University of Lund, Sweden
    HARRY KEEN, M.D., F.R.C.P.         Emeritus Professor of Human Metabolism and Diabetes,
                                       Guys and St. Thomas Hospitals, London;
                                       Honorary President of International Diabetes
                                       Foundation

    PIERRE LEFEBVRE, M.D., PH.D.       Head of Diabetes, Nutrition and Metabolic Disorders
                                       Division,
                                       University of Liege Hospital, Belgium;
                                       Past President of European Association for the Study
                                       of Diabetes
    GERARD SLAMA                       Chef de Service, Service de Diabetologie,
                                       Hopital Hotel-Dieu de Paris
    FRED W. WHITEHOUSE, M.D.           Division Head, Endocrinology and Metabolism,
                                       Henry Ford Hospital;
                                       Past President of American Diabetes Association

                                   MANAGEMENT

EXECUTIVE OFFICERS, DIRECTORS AND KEY EMPLOYEES

     The following table sets forth certain information with respect to the executive officers, directors and key employees of the Company as of September 30, 1996:

            NAME               AGE                           POSITION
-----------------------------  ---   ---------------------------------------------------------
Howard E. Greene, Jr.(1)       53    Chairman of the Board
Richard M. Haugen(1)           44    President, Chief Executive Officer and Member, Board of
                                     Directors
Gareth W. Beynon, M.D., Ph.D.  46    Vice President of Amylin Europe Limited
Daniel M. Bradbury             35    Vice President of Marketing
Suzanne S. Burgess             39    Vice President of Administration
Maurizio Denaro, M.D.          45    Senior Vice President of Research
Bradford J. Duft               41    Vice President and General Counsel
Richard A. Kenley, Ph.D.       50    Vice President of Product Development
Orville G. Kolterman, M.D.     49    Vice President of Medical Affairs
Albert A. Lauritano            43    Vice President of Business Development
Marjorie T. Sennett            36    Vice President, Chief Financial Officer and Assistant
                                     Secretary
Robert G. Thompson, M.D.       58    Vice President of Clinical Development
Mary W. Treuhaft, Ph.D.        53    Vice President of Regulatory Affairs and Quality
                                     Assurance
Andrew A. Young, M.D., Ph.D.   44    Vice President of Physiology
James C. Blair, Ph.D.(1)(2)    57    Member, Board of Directors
Joseph C. Cook, Jr.(1)(3)      55    Member, Board of Directors
James C. Gaither               59    Member, Board of Directors
Ginger L. Howard               41    Member, Board of Directors
Vaughn M. Kailian              52    Member, Board of Directors
Timothy J. Wollaeger(2)(3)     53    Member, Board of Directors

---------------

(1) Member of the Executive Committee.

(2) Member of the Compensation Committee.

(3) Member of the Audit Committee.

     Mr. Greene has served as Chairman of the Board of Directors since he co-founded the Company in 1987. He was a full-time employee from September 1989 until September 1996, at which time he became a half-time employee. Mr. Greene served as Chief Executive Officer of the Company from Company inception until July 1996, and he has served as Chairman of the Executive Committee since that time. From October 1986 to September 1993, Mr. Greene was a general partner of Biovest Partners, a venture capital firm, and in this capacity he was Chairman of the Board of Pyxis Corporation from 1989 to 1993. He was Chief Executive Officer of Hybritech Incorporated from 1979 to its acquisition by Eli Lilly & Company in 1986, and he was co-inventor of Hybritech's monoclonal antibody diagnostic technology. Prior to joining Hybritech, he was an executive with Baxter Healthcare Corporation from 1974 to 1979 and a consultant with McKinsey & Company from 1967 to 1974. He is Chairman of the Board of Cytel Corporation and a director of Allergan, Inc., Neurex Corporation and The International Biotechnology Trust Plc. Mr. Greene received an M.B.A. from Harvard University.

     Mr. Haugen, an executive officer of the Company, has served as President, Chief Executive Officer and a director since July 1996. Previously, Mr. Haugen was Executive Vice President, Chief Operating Officer and a director of Allergan, Inc., a leading eye care company that develops, manufactures and markets ethical pharmaceuticals and over-the-counter products. As an employee of Allergan since 1980, Mr. Haugen served in a variety of sales, manufacturing and general management positions, including President Worldwide Sales & Marketing, President Pharmaceuticals Division and President Optical Division. Prior to joining Allergan, he was employed by American Hospital Supply. He serves on the Dean's Advisory Board for the University of

California at Irvine Graduate School of Management. Mr. Haugen received an M.B.A. from the University of Southern California.

     Dr. Beynon, an executive officer of the Company, has served as Vice President of Amylin Europe Limited, the Company's wholly owned European subsidiary, since February 1992. Prior to joining the Company, Dr. Beynon had been employed at G.D. Searle & Co. since 1984, where he held a number of positions in Europe, including Director of Clinical Research, Director of Strategic Planning and Regulatory Affairs and Marketing Director for France. From 1979 to 1984, he practiced internal medicine with a particular interest in endocrinology and diabetes. He held a number of clinical appointments at London Teaching Hospitals, including Guys Hospital and the Postgraduate Medical School at Hammersmith Hospital. Dr. Beynon has a Ph.D. in endocrine physiology from the University of Cambridge and completed his training for his M.B.B.Chir. (M.D.) at Guys Hospital, London. Dr. Beynon also earned an M.B.A. at Cranfield Management Institute.

     Mr. Bradbury has served as Vice President of Marketing since June 1995. From July 1994 to May 1995, Mr. Bradbury held the position of Director, Marketing -- AMYLIN Europe Limited. Prior to joining the Company, Mr. Bradbury was employed by SmithKline Beecham Pharmaceuticals, where he held a number of positions, most recently as Associate Director, Anti-Infectives in the Worldwide Strategic Product Development Division. Prior to 1986, Mr. Bradbury worked as a Pre-registration Pharmacist with Glaxo Group Research. Mr. Bradbury holds a B.Pharm. from Nottingham University and a Diploma in Management Studies from Harrow and Ealing Colleges of Higher Education.

     Ms. Burgess has served as Vice President of Administration since May 1994. Ms. Burgess joined the Company in March 1992 as Director of Human Resources and most recently held the position of Senior Director of Human Resources and Facilities Administration. Prior to joining the Company, Ms. Burgess worked for seven years with Dole Food Company/Castle & Cooke, Inc. where she held a number of positions including Director of Human Resources.

     Dr. Denaro, an executive officer of the Company, has served as Senior Vice President of Research since February 1996. Prior to joining the Company, he was a Vice President of Research at Hoechst Marion Roussel, Inc., and he was Center Director of the Marion Merrell Dow Research Institute in Cincinnati. From 1985 to 1994, Dr. Denaro held various positions at Marion Merrell Dow Research Institute's Lepetit Research Center, Gerenzano, Italy, including Vice President and Director from 1992 to 1994. Prior to 1985, Dr. Denaro held various senior research and post-doctoral fellowship positions at Centro di Riferimento Oncologico in Italy, Uppsala University in Sweden and Stanford Medical School. Dr. Denaro earned an M.D. from Bologna University Medical School.

     Mr. Duft, an executive officer of the Company, has served as Vice President and General Counsel since July 1990. Prior to joining the Company, from 1983 to July 1990, he was an attorney in private practice with the patent law firm of Lyon & Lyon, most recently as managing partner of its San Diego office. From 1980 to 1983, he served as law clerk and technical advisor to Judge Giles S. Rich of the U.S. Court of Appeals for the Federal Circuit and the U.S. Court of Customs and Patent Appeals. Mr. Duft received a J.D. from California Western School of Law and an LL.M. in Patent and Trade Regulation from George Washington University.

     Dr. Kenley has served as Vice President of Product Development since January 1994. Prior to joining the Company, he was Director of Pharmaceutical Sciences at Genetics Institute, Inc. From 1986 to 1990, Dr. Kenley was Associate Director of Analytical Chemistry at Baxter Healthcare Corporation. From 1982 to 1986, he was Department Head of Analytical Chemistry Development at Syntex Corporation. Dr. Kenley earned a Ph.D. in chemistry from the University of California at San Diego.

     Dr. Kolterman, an executive officer of the Company, has served as Vice President, Medical Affairs since July 1993 and Director, Medical Affairs from May 1992 to July 1993. From 1983 to May 1992, he was Program Director of the General Clinical Research Center and Medical Director of the Diabetes Center, both at the University of California, San Diego Medical Center. Since 1989 he has been Adjunct Professor of Medicine at U.C.S.D. From 1978 to 1983, he was Assistant Professor of Medicine in the Endocrinology and Metabolism Division at the University of Colorado School of Medicine, Denver. He is a member of the Diabetes Control and

Complications Trial Study Group and past-President of the California Affiliate of the American Diabetes Association. Dr. Kolterman earned an M.D. from Stanford University School of Medicine.

     Mr. Lauritano has served as Vice President of Business Development since December 1994. From February 1994 to December 1994, Mr. Lauritano held the position of Vice President of Market Development. From 1982 to February 1994, Mr. Lauritano was employed by Novo Nordisk Pharmaceuticals, where he held a number of positions, most recently as Vice President New Product Marketing and Business Development. In this position, he was responsible for strategic planning and new product launches in the United States. From 1981 to 1982, he was Assistant Vice President of the Pharmaceutical Division of Bauers-Krey Associates, a consulting firm. Prior to 1981, he held various clinical research positions at Lederle Laboratories and ICI Americas. Mr. Lauritano received an M.S. in Pharmacology from Rutgers University.

     Ms. Sennett, an executive officer of the Company, has served as Vice President and Chief Financial Officer since January 1989 and has served as Assistant Secretary since January 1993. From August 1982 to July 1986, Ms. Sennett held several corporate finance positions at Bankers Trust Company, one of which involved the structuring of leveraged acquisitions. From August 1986 to June 1988, she attended the Stanford Graduate School of Business, from which she received an M.B.A. She is a member of the Nasdaq Regional Advisory Board.

     Dr. Thompson has served as Vice President of Clinical Development since May 1994. From 1986 to 1994, Dr. Thompson held a number of positions, including Global Research Physician, at Eli Lilly and Co. Prior to 1986, he served as Professor of Pediatrics, Chair of the Pediatric Endocrine Division, and Vice Chairman of the Department of Pediatrics at the University of Iowa, College of Medicine. Dr. Thompson received his M.D. from the University of Iowa, College of Medicine.

     Dr. Treuhaft has served as Vice President, Regulatory Affairs and Quality Assurance since September 1996. From 1994 to September 1996, she was Vice President, Regulatory Affairs of RGene Therapeutics. From 1993 to 1994, she was Senior Director, Regulatory Affairs and Quality Assurance of Glycomed Incorporated and from 1989 to 1993, Associate Director, Regulatory Affairs of Schering Plough Research. Prior to 1989, Dr. Treuhaft was Senior Clinical Research Coordinator for Hoffman-LaRoche, Inc. and Associate Director, Biotechnology Assays for Schering Corporation. Dr. Treuhaft received her Ph.D. in Microbiology from the University of Chicago.

     Dr. Young has served as Vice President of Physiology since January 1994. From 1989 to 1993 he held a number of positions in the Company's Physiology department, most recently as Principal Scientist and Senior Director of Physiology. Prior to joining the Company in 1989, Dr. Young was a lecturer in the Department of Physiology at the University of Auckland, New Zealand and a part-time general medical practitioner. From 1984 to 1987, Dr. Young was a Clinical Research Scientist at the National Institutes of Health in Phoenix, Arizona, where he studied insulin resistance and diabetes. He received his M.B., Ch.B. (M.D.) and his Ph.D. in Physiology from the University of Auckland, New Zealand.

     Dr. Blair has served as a director since December 1988 and serves on the Compensation and Executive Committees. He has been a general partner of Domain Associates, a venture capital investment firm, since 1985. Domain Associates manages Domain Partners, L.P., Domain Partners II, L.P. and Domain Partners III, L.P. and is the U.S. venture capital advisor to Biotechnology Investments, Ltd. From 1969 to 1985, Dr. Blair was an officer of three investment banking and venture capital firms. Dr. Blair is a director of CoCensys, Inc., Dura Pharmaceuticals, Inc., Gensia, Inc. and Houghten Pharmaceuticals, Inc. Dr. Blair received a B.S.E. from Princeton University and the M.S.E. and Ph.D degrees from the University of Pennsylvania in electrical engineering.

     Mr. Cook has served as a director since November 1994. Mr. Cook is a founding partner of Life Science Advisors, Inc. and President of Cambrian Associates, Inc. Mr. Cook retired as Group Vice-President, Global Manufacturing, Engineering and Corporate Quality at Eli Lilly and Co. ("Lilly") in 1993. During his 28 years with Lilly, Mr. Cook was a Vice-President of Sales and Marketing and Chief Financial Officer for Elanco Products Company and General Manager of a worldwide business unit of Lilly. He is also a director of Dura Pharmaceuticals, Inc., NABI, Inc., and Personnel Management, Inc. He is a founder of Mountain Ventures, Inc., a real estate development firm.

     Mr. Gaither has served as a director since November 1995. He has been a partner of the law firm Cooley Godward LLP ("Cooley Godward") since 1971 where he also served as managing partner from 1984 to 1990. Prior to joining Cooley Godward in 1969, Mr. Gaither served as Staff Assistant to the President of the United States from July 1966 to January 1969. He is a director of Basic American, Inc., Levi Strauss & Co., and the Stanford Management Company and serves on the executive committee of the Board of Visitors at Stanford Law School. He is a trustee of the Carnegie Endowment for International Peace, The James Irvine Foundation, The Rand Corporation, The Scripps Research Institute and The William and Flora Hewlett Foundation. Mr. Gaither received his J.D. from Stanford University.

     Ms. Howard has served as a director since November 1995. Ms. Howard has served as Vice President of Guidant Corporation, a medical device company, since July 1994. She also holds the position of president of the Vascular Intervention Group, which includes Advanced Cardiovascular Systems (ACS) and Devices for Vascular Intervention. She has served as President and Chief Executive Officer of ACS since January 1993. Prior to joining ACS, she held various positions with Eli Lilly and Co. from 1979 to 1992, including sales and strategic planning positions. She serves on the Board of Directors and the Executive Committee for the California Healthcare Institute and on the Advisory Board of the California Institute for Federal Policy Research. Ms. Howard received an M.B.A. from Harvard University.

     Mr. Kailian has served as a director since November 1995. Mr. Kailian has served as President, Chief Executive Officer and board member of COR Therapeutics, Inc. since March 1990. From 1967 to 1990, Mr. Kailian was employed by Marion Merrell Dow, Inc., a pharmaceutical company, and its predecessor companies, in various general management, marketing and sales positions. Among the positions held by Mr. Kailian were President and General Manager, Merrell Dow USA and Corporate Vice President of Global Commercial Development, Marion Merrell Dow, Inc. He is a director of COR Therapeutics, Inc., Arris Pharmaceutical Corporation, the Biotechnology Organization and the California Health Care Institute. Mr. Kailian holds a B.A. from Tufts University.

     Mr. Wollaeger has served as a director since the Company's inception. He has been the general partner of Kingsbury Associates and the general partner of Kingsbury Capital Partners, L.P. I and II, venture capital investment partnerships, since December 1993. Mr. Wollaeger was Senior Vice President of Columbia Hospital Corporation ("CHC"), a hospital management company, and President of Sutter Corporation, CHC's medical products subsidiary, from May 1990 until December 1993. Mr. Wollaeger was a general partner of Biovest Associates from February 1987 until September 1993. From 1983 to 1986, Mr. Wollaeger served as Senior Vice President and Chief Financial Officer of Hybritech Incorporated. From 1972 to 1980, he was employed by Baxter Healthcare Corporation. Mr. Wollaeger is a director of Celtrix Pharmaceuticals, Inc., Raytel Medical Corporation and Phamis, Inc. He received an M.B.A. from Stanford University.

                             SECURITY OWNERSHIP OF
                    CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth certain information regarding the ownership of the Company's Common Stock as of September 30, 1996 by: (i) each director;
(ii) each executive officer employed by the Company in that capacity on September 30, 1996; (iii) all executive officers and directors of the Company as a group; and (iv) all those known by the Company to be beneficial owners of more than five percent of its Common Stock.

                                                                        BENEFICIAL OWNERSHIP
                                                                -------------------------------------
                     BENEFICIAL OWNER(1)                        NUMBER OF SHARES     PERCENT OF TOTAL
--------------------------------------------------------------  ----------------     ----------------
Gareth W. Beynon, M.D.(2).....................................        146,657                  *
James C. Blair(2)(3)..........................................        698,424               2.46%
Joseph C. Cook, Jr.(2)........................................        211,708                  *
Maurizio Denaro, M.D.(2)......................................              0                  0
Bradford J. Duft(2)...........................................        313,954               1.11%
James C. Gaither(2)...........................................         13,249                  *
Howard E. Greene, Jr.(2)......................................      1,740,941               6.09%
Richard M. Haugen(2)..........................................              0                  0
Ginger L. Howard(2)...........................................         10,725                  *
Vaughn M. Kailian(2)..........................................         10,725                  *
Orville G. Kolterman, M.D.(2).................................        114,379                  *
Marjorie T. Sennett(2)........................................        321,892               1.13%
Timothy J. Wollaeger(2)(4)....................................        307,002               1.08%
Johnson & Johnson Development Corporation.....................      1,955,407               6.90%
  One Johnson & Johnson Plaza
  New Brunswick, NJ 08933
State of Wisconsin Investment Board...........................      2,391,500               8.44%
  Lake Terrace
  121 E. Wilson Street
  P.O. Box 7842
  Madison, WI 53707
Wellington Management Company(5)..............................      3,078,300              10.87%
  75 State Street
  Boston, MA 02109
All executive officers and directors as a group (13
  persons)(2).................................................      3,889,656              13.28%

---------------

*   Less than one percent.

(1) This table is based upon information supplied by officers, directors and principal stockholders and Schedules 13D and 13G filed with the Securities and Exchange Commission (the "Commission"). Unless otherwise indicated in the footnotes to this table and subject to community property laws where applicable, each of the stockholders named in this table has sole voting and investment power with respect to the shares indicated as beneficially owned. Applicable percentages are based on 28,320,525 shares outstanding on September 30, 1996, adjusted as required by rules promulgated by the Securities and Exchange Commission ("SEC"). Except as shown otherwise in the table, the address of each stockholder listed is in care of the Company at 9373 Towne Centre Drive, San Diego, California 92121.

(2) Includes shares which certain executive officers, directors and principal stockholders of the Company have the right to acquire within 60 days after the date of this table pursuant to outstanding options and warrants, as follows: Dr. Beynon, 144,157 shares; Dr. Blair, 13,209 shares; Mr. Cook, 157,708 shares; Mr. Duft, 88,224 shares; Mr. Gaither, 10,725 shares; Mr. Greene, 265,373 shares; Ms. Howard, 10,725 shares; Mr. Kailian, 10,725 shares; Dr. Kolterman, 108,442 shares; Ms. Sennett, 134,671 shares; Mr. Wollaeger, 17,671 shares; and all executive officers and directors as a group, 1,016,092 shares. These figures do not include shares which certain executive officers, directors and principal stockholders of the Company have a right to acquire 60 days or more after the date of this table pursuant to outstanding options and warrants as follows: Dr. Beynon, 53,350 shares; Dr. Blair, 7,329 shares; Mr. Cook, 42,292 shares; Dr. Denaro, 125,000 shares; Mr. Duft, 36,776 shares; Mr. Gaither, 29,275 shares; Mr. Greene, 74,267; Mr. Haugen,

    500,000 shares; Ms. Howard, 29,275 shares; Mr. Kailian, 29,275 shares; Dr. Kolterman, 56,702 shares; Ms. Sennett, 71,209 shares; Mr. Wollaeger, 7,329 shares; and all executive officers and directors as a group, 1,062,079 shares.

(3) Dr. Blair may be deemed to be the beneficial owner of 653,847 shares held of record by Domain Partners II, L.P. Dr. Blair is a general partner of One Palmer Square Associates, L.P., the general partner of Domain Partners, and One Palmer Square Associates II, L.P., the general partner of Domain Partners II, and shares voting and investment power with respect to such shares.

(4) Mr. Wollaeger may be deemed to be the beneficial owner of 160,000 shares held of record by Kingsbury Capital Partners, L.P. Mr. Wollaeger is the general partner of Kingsbury Associates and Kingsbury Capital Partners, L.P., and shares voting and investment power with respect to such shares.

(5) Includes 1,411,500 shares as to which Wellington Management Company ("WMC") has shared voting power and 3,078,300 shares as to which WMC has shared dispositive power.

                          DESCRIPTION OF CAPITAL STOCK
GENERAL

     The authorized capital stock of the Company consists of 50,000,000 shares of Common Stock, par value $.001, and 7,500,000 shares of Preferred Stock, par value $.001. At the close of business on September 30, 1996, there were 28,320,525 shares of Common Stock outstanding and no shares of Preferred Stock outstanding.

PREFERRED STOCK

     The Board of Directors has the authority, without further action by the stockholders, to issue up to 7,500,000 shares of Preferred Stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preference, sinking fund terms and the number of shares constituting any series or the designation of such series, without any further vote or action by stockholders. The issuance of Preferred Stock could adversely affect the voting power of holders of Common Stock and the likelihood that such holders will receive dividend payments and payments upon liquidation and could have the effect of delaying, deferring or preventing a change in control of the Company.

COMMON STOCK

     All issued and outstanding shares of Common Stock of the Company, including the shares offered hereby, are fully paid and nonassessable. Holders of Common Stock have no preemptive, subscription or conversion rights and are not liable for further calls or assessments. There are no redemption or sinking fund provisions in effect with respect to the Common Stock. Subject to the rights of any holders of then-outstanding Preferred Stock, holders of Common Stock are entitled to receive such dividends as may be declared by the Board of Directors out of funds legally available therefor and to share ratably in the assets available for distribution upon liquidation. Except as described below, each share of Common Stock is entitled to one vote at all meetings of stockholders. The holders of Common Stock are not entitled to cumulative voting rights in the election of directors.

     The Company has paid no cash dividends on its Common Stock since its incorporation and anticipates that for the foreseeable future it will continue to retain any earnings for use in its business. The Common Stock of the Company is traded on the Nasdaq National Market under the symbol "AMLN." The transfer agent for the Common Stock is First Interstate Bank of California.

DELAWARE LAW AND CERTAIN CHARTER PROVISIONS

     The Company is subject to the provisions of Section 203 of the Delaware General Corporation Law (the "Delaware Law"), an anti-takeover law. In general, the statute prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. For purposes of Section 203, a "business combination" includes a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder, and an "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years prior, did own) 15% or more of the corporation's voting stock.

     The Company's Certificate of Incorporation contains a provision (the "Fair Price Provision") that requires the approval of holders of 66% of the Company's voting stock as a condition to a merger or certain other business transactions with, or proposed by, a holder of 15% or more of the Company's voting stock ( an "Interested Stockholder"), except in cases where the Continuing Directors approve the transaction or certain minimum price criteria and other procedural requirements are met. A "Continuing Director" is a director originally elected upon incorporation of the Company or a director who is not an Interested Stockholder or affiliated with an Interested Stockholder or whose nomination or election to the Board of Directors is recommended or approved by a majority of the Continuing Directors. The minimum price criteria generally require that, in a transaction in which stockholders are to receive payments, holders of Common Stock must receive a value equal to the highest price paid by the Interested Stockholder for Common Stock during the prior two years and that such payment be made in cash or in the type of consideration paid by the Interested Stockholder for the greatest portion of its shares. The Company's Board of Directors believes that the Fair Price Provision will help assure that all of the Company's stockholders will be treated similarly if certain kinds of business combinations are effected. However, the Fair Price Provision may make it more difficult to accomplish certain transactions that are opposed by the incumbent Board of Directors and that could be beneficial to stockholders.

     The Company's Certificate of Incorporation also requires that any action required or permitted to be taken by stockholders of the Company must be effected at a duly called annual or special meeting of stockholders and may not be effected by a consent in writing. In addition, special meetings of the stockholders of the Company may be called only by the Board of Directors, the Chief Executive Officer of the Company or by any person or persons holding shares representing at least 10% of the outstanding capital stock. The Company's Certificate of Incorporation also provides that the authorized number of directors may be changed only by resolution of the Board of Directors. These provisions may have the effect of deterring hostile takeovers or delaying changes in control or management of the Company.

                                  UNDERWRITING

     Subject to the terms and conditions of the Underwriting Agreement, the underwriters named below (the "Underwriters"), for whom UBS Securities LLC, Hambrecht & Quist LLC and Vector Securities International, Inc. are acting as representatives (the "Representatives"), have agreed to purchase from the Company the following respective number of shares of Common Stock:

                                                                            NUMBER OF
                                   UNDERWRITER                               SHARES
        ------------------------------------------------------------------  ---------
        UBS Securities LLC................................................
        Hambrecht & Quist LLC.............................................
        Vector Securities International, Inc..............................
                                                                            ---------
                  Total...................................................  1,500,000
                                                                            ---------

     The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent, including the absence of any material adverse change in the Company's business and the receipt of certain certificates, opinions and letters from the Company and its counsel. The nature of the Underwriters' obligation is such that they are committed to purchase all shares of Common Stock offered hereby if any of such shares are purchased. The Underwriting Agreement contains certain provisions whereby if any Underwriter defaults in its obligation to purchase shares, and the aggregate obligations of the Underwriters so defaulting do not exceed 10% of the shares of Common Stock offered hereby, the remaining Underwriters, or some of them, must assume such obligations.

     The Representatives have advised the Company that the Underwriters propose to offer the shares of Common Stock directly to the public initially at the offering price set forth on the cover page of this Prospectus and to certain
dealers at such price less concession not in excess of $          per share. The
Underwriters may allow and such dealers may reallow a concession not in excess
of $          per share to certain other dealers. After the initial public offering of the shares of Common Stock, the offering price and other selling terms may be changed by the Underwriters.

     The Company has granted to the Underwriters an option, exercisable no later than 30 days after the date of this Prospectus, to purchase up to 225,000 additional shares of Common Stock to cover over-allotments, if any, at the public offering price, set forth on the cover page of this Prospectus, less the underwriting discounts and commissions. To the extent that the Underwriters exercise such option, each of the Underwriters will have a firm commitment to purchase approximately the same percentage thereof which the number of shares of Common Stock to be purchased by it shown in the above table bears to the total number of shares of Common Stock offered hereby. The Company will be obligated, pursuant to the option, to sell such shares to the Underwriters to the extent the option is exercised.

     The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments the Underwriters may be required to make in respect thereof.

     Johnson & Johnson has committed to purchase an aggregate of $15 million of shares of Common Stock in a private placement at the public offering price (estimated to be 1,153,846 shares assuming a public offering price of $13.00 per share). The sale of the Johnson & Johnson Shares by the Company will not be registered in this Offering or covered by the Underwriting Agreement, and the Underwriters will not receive any fee in connection with the sale of such shares. Johnson & Johnson has agreed to purchase such shares upon the closing of this Offering.

     At the request of the Company, the Underwriters have reserved approximately $900,000 of the shares offered hereby (estimated to be 69,230 shares assuming a public offering price of $13.00 per share) for sale at the public offering price to directors and executive officers of the Company. The number of shares of Common Stock available for sale to the public will be reduced to the extent such persons purchase such reserved shares. Any reserved shares not so purchased will be offered by the Underwriters to the general public on the same basis as the other shares offered hereby.

     The Company's executive officers and directors, who will beneficially own in the aggregate approximately 3,958,886 shares of Common Stock after the Offering, and Johnson & Johnson, which after the Offering will own 3,109,253 shares of Common Stock (assuming a public offering price of $13.00 per share), have agreed that, except as noted below, they will not, without the prior written consent of UBS Securities LLC, during the period ending 90 days after the date of this Prospectus, (i) sell, offer, contract to sell, make any short sale, pledge, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of any shares of Common Stock or any securities convertible into or exchangeable or exercisable for or any rights to purchase or acquire Common Stock, or (ii) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of Common Stock, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Common Stock or such other securities, in cash or otherwise. The foregoing agreement does not apply to an aggregate of 50,000 shares held by the executive officers and directors of the Company. In addition, in connection with the agreement by the Company and Glaxo-Wellcome, Inc. ("Glaxo") to discontinue their research and development collaboration regarding amylin blocker technology, Glaxo agreed not to sell or otherwise transfer prior to December 30, 1996 any of the 362,319 shares of the Company's Common Stock purchased by Glaxo pursuant to that agreement. The Company has agreed that it will not, without the prior written consent of UBS Securities LLC, offer, sell or otherwise dispose of any shares of Common Stock, options or warrants to acquire shares of Common Stock or securities exchangeable for or convertible into shares of Common Stock during the 90-day period following the date of this Prospectus, except that the Company may issue stock upon the exercise of options granted prior to the date hereof, and may issue additional stock and grant additional options, under its stock option and stock purchase plans in effect on the date hereof.

     In general, the rules of the Commission will prohibit the Underwriters from making a market in the Company's Common Stock during the "cooling off" period immediately preceding the commencement of sales in the Offering. The Commission has, however, adopted exemptions from these rules that permit passive market making under certain conditions. These rules permit an underwriter to continue to make a market subject to the conditions, among others, that its bid not exceed the highest bid by a market maker not connected with the Offering and that its net purchases on any one trading day not exceed prescribed limits. Pursuant to these exemptions, the Underwriters, selling group members (if any) or their respective affiliates may engage in passive market making in the Company's Common Stock during the cooling off period.

                                 LEGAL MATTERS

     The validity of the Common Stock offered hereby will be passed upon for the Company by Cooley Godward LLP, San Diego, California, and for the Underwriters by Davis Polk & Wardwell, New York, New York.

                                    EXPERTS

     The consolidated financial statements of Amylin Pharmaceuticals, Inc. incorporated by reference in the Company's Annual Report (Form 10-K) for the year ended December 31, 1995, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon incorporated by reference therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

     The statements in this Prospectus under the captions "Risk
Factors -- Patents and Proprietary Rights" and "Business -- Patents, Proprietary Rights, and Licenses" have been reviewed and approved by Lyon & Lyon LLP, as experts in such matters, and are included herein in reliance upon such review and approval.

                             AVAILABLE INFORMATION

     The Company is subject to the information requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company with the Commission in accordance with the Exchange Act may be inspected without charge at the Public Reference Section of the Commission at Room 1024, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549, and at the Commission's following Regional Offices: Chicago Regional Office, Suite 1400, Northwest Atrium Center, 500 West Madison Street, Chicago, Illinois 60661; and the New York Regional Office, Seven World Trade Center, Suite 1300, New York, New York 10048. Copies of such material can be obtained at prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549. The Commission also maintains a site on the World Wide Web that contains reports, proxy and information statements and other information regarding the Company. The address for such site is http://www.sec.gov.

     Additional information regarding the Company and the shares offered hereby is contained in the Registration Statement on Form S-3 and the exhibits thereto filed with the Commission under the Securities Act of 1933, as amended (the "Securities Act"). For further information pertaining to the Company and the shares, reference is made to the Registration Statement and the exhibits thereto, which may be inspected without charge at, and copies thereof may be obtained at prescribed rates from, the office of the Commission at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549.

     The AMYLIN logo is a trademark of the Company. All other brand names or trademarks appearing in this Prospectus are the property of their respective holders.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1995, the Company's Quarterly Reports on Form 10-Q for the quarters ended March 31 and June 30, 1996, and the Company's Registration Statement on Form 8-A dated November 27, 1991 filed by the Company with the Commission are hereby incorporated by reference in this Prospectus except as superseded or modified herein. All documents filed by the Company with the Commission pursuant to
Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the Offering of the shares offered hereby shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in any document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as modified or superseded, to constitute a part of this Prospectus. The Company will provide without charge to each person, including any beneficial owner to whom this Prospectus is delivered, upon written or oral request of such person, a copy of any and all of the documents that have been or may be incorporated by reference herein (other than exhibits to such documents which are not specifically incorporated by reference into such documents). Such requests should be directed to the Chief Financial Officer at the Company's principal executive offices at 9373 Towne Centre Drive, San Diego, California 92121 (telephone (619) 552-2200).

     No dealer, salesperson or any other person has been authorized to give any information or make any representation not contained in this Prospectus in connection with the offer made by this Prospectus and, if given or made, such information or representation must not be relied upon as having been authorized by the Company or the Underwriters. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby to anyone in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to anyone to whom it is unlawful to make such offer or solicitation. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that the information herein is correct as of any time subsequent to the date of this Prospectus.
                          ---------------------------

                               Table of Contents

                                        Page
                                        ----
Prospectus Summary....................    3
Risk Factors..........................    6
Use of Proceeds.......................   11
Price Range of Common Stock...........   12
Dividend Policy.......................   12
Capitalization........................   13
Dilution..............................   14
Selected Consolidated Financial
  Data................................   15
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   16
Business..............................   20
Management............................   34
Security Ownership of Certain
  Beneficial Owners and Management....   38
Description of Capital Stock..........   40
Underwriting..........................   42
Legal Matters.........................   43
Experts...............................   43
Available Information.................   44
Incorporation of Certain Documents by
  Reference...........................   44

                                1,500,000 SHARES
                                      LOGO

                                  COMMON STOCK
                       ---------------------------------
                                   PROSPECTUS
                                OCTOBER   , 1996
                       ---------------------------------
                                 UBS SECURITIES

                               HAMBRECHT & QUIST

                     VECTOR SECURITIES INTERNATIONAL, INC.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth all expenses payable by the Registrant in connection with the sale of the Common Stock being registered. All the amounts shown are estimates except for the SEC registration fee.

                SEC Registration fee..............................  $   6,763
                NASD filing fee...................................  $   2,732
                Nasdaq National Market Listing Application Fee....  $  17,500
                Blue sky qualification fees and expenses..........  $  10,000
                Printing and engraving expenses...................  $  50,000
                Legal fees and expenses...........................  $ 100,000
                Accounting fees and expenses......................  $  30,000
                Miscellaneous.....................................  $  33,005
                                                                     --------
                  Total...........................................  $ 250,000
                                                                     ========

ITEM 15. INDEMNIFICATION OF OFFICERS AND DIRECTORS.

     Under Section 145 of the Delaware General Corporation Law, the Registrant has broad powers to indemnify its Directors and officers against liabilities they may incur in such capacities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act").

     The Registrant's Certificate of Incorporation and By-laws include provisions to (i) eliminate the personal liability of its directors for monetary damages resulting from breaches of their fiduciary duty to the extent permitted by Section 102(b)(7) of the General Corporation Law of Delaware (the "Delaware Law") and (ii) require the Registrant to indemnify its Directors and officers to the fullest extent permitted by Section 145 of the Delaware Law, including circumstances in which indemnification is otherwise discretionary. Pursuant to
Section 145 of the Delaware Law, a corporation generally has the power to indemnify its present and former directors, officers, employees and agents against expenses incurred by them in connection with any suit to which they are or are threatened to be made, a party by reason of their serving in such positions so long as they acted in good faith and in a manner they reasonably believed to be in or not opposed to, the best interests of the corporation and with respect to any criminal action, they had no reasonable cause to believe their conduct was unlawful. The Registrant believes that these provisions are necessary to attract and retain qualified persons as Directors and officers. These provisions do not eliminate the Directors' duty of care, and, in appropriate circumstances, equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Delaware Law. In addition, each Director will continue to be subject to liability for breach of the Director's duty of loyalty to the Registrant, for acts or omissions not in good faith or involving intentional misconduct, for knowing violations of law, for acts or omissions that the Director believes to be contrary to the best interests of the Registrant or its stockholders, for any transaction from which the Director derived an improper personal benefit, for acts or omissions involving a reckless disregard for the Director's duty to the Registrant or its stockholders when the Director was aware or should have been aware of a risk of serious injury to the Registrant or its stockholders, for acts or omissions that constitute an unexcused pattern of inattention that amounts to an abdication of the Director's duty to the Registrant or its stockholders, for improper transactions between the Director and the Registrant and for improper distributions to stockholders and loans to Directors and officers. The provision also does not affect a Director's responsibilities under any other law, such as the federal securities law or state or federal environmental laws.

     The Registrant has entered into indemnity agreements with each of its Directors and executive officers that require the Registrant to indemnify such persons against expenses, judgments, fines, settlements and other amounts incurred (including expenses of a derivative action) in connection with any proceeding, whether actual or threatened, to which any such person may be made a party by reason of the fact that such person is or was a

Director or an executive officer of the Registrant or any of its affiliated enterprises, provided such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Registrant and, with respect to any criminal proceeding, had no reasonable cause to believe his conduct was unlawful. The indemnification agreements also set forth certain procedures that will apply in the event of a claim for indemnification thereunder.

     At present, there is no pending litigation or proceeding involving a Director or officer of the Registrant as to which indemnification is being sought nor is the Registrant aware of any threatened litigation that may result in claims for indemnification by any officer or Director.

     The Registrant has an insurance policy covering the officers and Directors of the Registrant with respect to certain liabilities, including liabilities arising under the Securities Act or otherwise.

ITEM 16. EXHIBITS

    EXHIBIT
    NUMBER                                DESCRIPTION OF DOCUMENT
    ------     ------------------------------------------------------------------------------
      1.1      Form of Underwriting Agreement
      4.1      Amended and Restated Certificate of Incorporation.(1)
      4.2      Amended and Restated Bylaws.(1)
      5.1      Opinion of Cooley Godward LLP.
     23.1      Consent of Ernst & Young LLP, Independent Auditors.
     23.2      Consent of Cooley Godward LLP. Reference is made to Exhibit 5.1.
     23.3      Consent of Lyon & Lyon LLP
     24.1      Power of Attorney. Reference is made to page II-3.

---------------

(1) Filed as an exhibit to the Registration Statement on Form S-1 (No. 33-44195) or amendments thereto and incorporated herein by reference.

ITEM 17. UNDERTAKINGS.

     Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the registrant pursuant to provisions described in Item 15 or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned Registrant hereby undertakes:

          (1) That, for purposes of determining any liability under the Act, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (2) That, for purposes of determining any liability under the Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (3) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Diego, State of California, on October 15, 1996.

                                          AMYLIN PHARMACEUTICALS, INC.

                                          By: /s/ Richard M. Haugen
                                             ----------------------------------
                                              Richard M. Haugen
                                              President, Chief Executive Officer
                                                and Director
                                              (Principal Executive Officer)

                               POWER OF ATTORNEY

     KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Howard E. Greene, Jr., Richard M. Haugen and Marjorie T. Sennett and each of them, as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments, exhibits thereto and other documents in connection therewith) to this Registration Statement and any subsequent registration statement filed by the registrant pursuant to Rule 462(b) of the Securities Act of 1933, as amended, which relates to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

                   SIGNATURE                                TITLE                    DATE
                   ---------                                -----                    ----
           /s/ Howard E. Greene Jr.              Chairman of the Board and      October 15, 1996
    ------------------------------------         Director
              Howard E. Greene Jr.


             /s/ Richard M. Haugen               President, Chief Executive     October 15, 1996
    ------------------------------------         Officer and Director
                 Richard M. Haugen               (Principal Executive
                                                 Officer)


            /s/ Marjorie T. Sennett              Vice President, Chief          October 15, 1996
    ------------------------------------         Financial Officer and
                Marjorie T. Sennett              Assistant Secretary
                                                 (Principal Financial
                                                 Officer)


               /s/ Karl H. Olsen                 Treasurer and Controller       October 15, 1996
    ------------------------------------         (Principal Accounting
                   Karl H. Olsen                 Officer)


              /s/ James C. Blair                 Director                       October 15, 1996
    ------------------------------------
                  James C. Blair

                   SIGNATURE                      TITLE                             DATE
                   ---------                      -----                             ----
            /s/ Joseph C. Cook, Jr.              Director                       October 15, 1996
   -------------------------------------
                Joseph C. Cook, Jr.

             /s/ James C. Gaither                Director                       October 15, 1996
  --------------------------------------
                 James C. Gaither

           /s/ Ginger L. Howard                  Director                       October 15, 1996
  --------------------------------------
               Ginger L. Howard

             /s/ Vaughn M. Kailian               Director                       October 15, 1996
  --------------------------------------
                 Vaughn M. Kailian

           /s/ Timothy J. Wollaeger              Director                       October 15, 1996
  --------------------------------------
               Timothy J. Wollaeger

                               INDEX TO EXHIBITS

    EXHIBIT                                                                           SEQUENTIAL
    NUMBER                                  DESCRIPTION                                PAGE NO.
    ------     ---------------------------------------------------------------------  ----------
      1.1      Form of Underwriting Agreement.......................................
      4.1      Amended and Restated Certificate of Incorporation(1).................
      4.2      Amended and Restated Bylaws(1).......................................
      5.1      Opinion of Cooley Godward LLP........................................
     23.1      Consent of Ernst & Young LLP, Independent Auditors...................
     23.2      Consent of Cooley Godward LLP. Reference is made to Exhibit 5.1......
     23.3      Consent of Lyon & Lyon LLP...........................................
     24.1      Power of Attorney. Reference is made to page II-3....................

---------------

(1) Filed as an exhibit to the Registration Statement on Form S-1 (No. 33-44195) or amendments thereto and incorporated herein by reference.